 As filed with the Securities and Exchange Commission on July 20, 2022

1940 Act File No. 811-23782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 Amendment No. 1

California First Leasing Corporation (Exact name of registrant as specified in charter)

5000 Birch Street, Suite 500, Newport Beach, CA 92660
Newport Beach, CA 92660
Telephone: 949-255-0500
(Address and telephone number, including area code, of principal executive offices)
Patrick E. Paddon
Chief Executive Officer
California First Leasing Corporation
5000 Birch Street, Suite 500, Newport Beach, CA 92660
(Name and address of agent for service)

COPIES TO

Joshua Dean, Esq.	S. Leslie Jewett
Benedict Kwon, Esq.	Chief Financial Officer
Daniel Clausen, Esq.
Sheppard, Mullin, Richter & Hampton LLP	California First Leasing Corporation
650 Town Center Drive, 10th Floor	5000 Birch Street, Suite 500
Costa Mesa, CA 92626	Newport Beach, CA 92660

Approximate Date of Commencement of Proposed Public Offering:

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☐

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐

Check box this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	When declared effective pursuant to Section 8(c) of the Securities Act.

If approximate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:.

Check each box that appropriately characterizes the Registrant.

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

CALIFORNIA FIRST LEASING CORPORATION

MEMORANDUM SUMMARY

This memorandum (“Memorandum”) is only a summary and does not contain all of the information that an investor should consider before investing in the Company. Before investing in the Company, an investor should carefully read the more detailed information appearing elsewhere in this registration statement, which should be retained for future reference by any prospective investor.

The Company

California First Leasing Corporation, (“CFNB” or the “Company”), headquartered in Newport Beach, California, is an internally managed non-diversified closed-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company was incorporated in California in 1977.  The Company continues the original business of leasing and financing capital assets to businesses. and it has registered as a closed-end management investment company as the Company may meet the definition of an investment company under the 1940 Act as investment securities (exclusive of government securities and cash items) represent 85% of the Company total assets.

Through February 26, 2021, the Company operated as a bank holding company and was exempt from registration as an investment company under the 1940 Act. As of March 31, 2022, the Company had total stockholders’ equity of $232.8 million, 10,284,139 common shares (the “Shares”) outstanding and an estimated 280 shareholders.  California First Leasing Corporation will not be selling any stock in connection with this Memorandum and registration statement.

Management of the Company

The Company is controlled by Patrick E. Paddon,  the Chairman and Chief Executive Officer of the Company, who owns 62.5% of the Company’s Common Stock. No other person owns more than 25% of the shares outstanding. The Company’s executive officers are responsible for the day-to-day management of the investment and lease businesses, and the Board of Directors has overall responsibility for risk oversight with a focus on the most significant risks related to market, credit, liquidity, operational and regulatory risk as well as overall enterprise risk. The Company does not use any external investment adviser. Five of the seven directors are independent directors (the “Independent Directors”), in that they are not “interested persons” (as defined in the 1940 Act) of the Company.

Business and Investment Objectives and Strategies

The Company’s strategy is to pursue attractive lease and loan opportunities and continue its lease business while using equity investments to maximize current income and generate capital appreciation while preserving capital and liquidity. There can be no assurance that any of these objectives will be achieved.

The Company does not  primarily invest in leasing companies or just in California, but continues to operate under the California First Leasing name that has been the recognized business name used for over 20 years. The Company leases and finances most capital assets used by businesses and other commercial or non-profit organizations, with a focus on high technology systems and other mission critical assets. The UniversityLease unit focuses on the financing needs of colleges and universities.

The Company seeks to achieve its investment objectives with its available liquidity by investing in equity securities of public companies that trade on established markets. The focus is to invest in fairly valued publicly traded corporations that we expect to generate excess cash flow to support consistent and attractive returns through dividends and appreciation. This approach seeks out companies at reasonable prices, without regard to sector or industry, that demonstrate favorable long-term growth characteristics. Analysis is done to determine the intrinsic value of a company by analyzing a company’s free cash flow generating capabilities, and return on equity and invested capital with a focus on the company’s ability to grow its free cash flow and maintain high returns on invested capital for an extended period.   The distribution of the Company’s assets between investment in leases and equity securities is a factor of leasing opportunities, relative risk adjusted returns, and general economic and market conditions.

The Company is authorized to invest in the stock of companies of all capitalization ranges, as well as to invest in U.S. Treasuries, high-quality United States agency obligations, mortgage-backed securities, U.S. and foreign corporate and municipal debt securities. The Company is not authorized to engage in  risk arbitrage, reverse repurchase agreements, forward delivery contracts, stand-by commitments, in underwriting securities, options and futures contracts, currency transactions, investing for control of management, lending of portfolio securities, or invest in real estate or commodities. The Company does not reserve the right to engage in the activities not currently authorized. The current investment objectives and policies of the Company are not considered fundamental policies and therefore may be changed at the discretion of the Board and do not require shareholder approval.

The Company makes investments that vary in size based on numerous factors, including market and economic conditions. At March 31, 2022, the Company held 32 equity investments, with an average market value of $5.6 million, and ranging from approximately $500,000 to $14.6 million. Investments are distributed across a spectrum of industry groups, however, from time to time the Company holds significant positions in certain sectors. At March 31, 2022, the equity investments in 5 semiconductor-related companies represented 18% of total assets. The Company generally does not expect to invest more than 10% of its capital in a single target company, but does not have a policy to rebalance the investment portfolio should one or more investments increase in value substantially above that threshold.  The smallest market capitalization of an equity investment was over $3.0 billion.

Adviser or Management Fee and Expenses

The Company does not use an external investment adviser and is internally managed.  As an internally managed investment company, the Company does not pay any external investment advisory fees. The Company bears all expenses incurred in its investment or lease operations and transactions, including, but not limited to, the compensation and routine overhead expenses of personnel of the Company who provide investment management services and originate and manage the lease transactions. The following table presents the costs and expenses paid by the Company that shareholders bear indirectly as a percent of net asset value:

Annual expenses (as a percent of net assets attributable to common stock):
Management fee	0.00%
Interest payments on borrowed funds	0.00
Employee compensation and benefits	0.68
Other expenses	0.30
Income Taxes	1.10
Total annual expenses	1.98%

The identification of securities to buy or sell and overall direction of the portfolio is led by Patrick E. Paddon, the Company’s Chief Executive Officer and majority shareholder. In addition to over 40-years of experience evaluating businesses for purposes of extending lease and loan credit, Mr. Paddon has been actively investing in equity securities for over 15 years. The investment committee also includes Glen Tsuma, Chief Operating Officer for over 30 years, and Leslie Jewett, Chief Financial Officer for over 25 years, both with long histories as members of the Company’s credit committee that approves all lease transactions. The Statement of Additional Information that is incorporated by reference into this Memorandum provides additional information concerning investment committee members’ compensation and ownership of stock in the Company.

Dividend Policy

Since October 2009, the Company’s dividend policy approved by the Board of Director has provided for one annual dividend payment each year. The Board of Directors reviews the dividend policy on an ongoing basis, taking into consideration a variety of factors and has full authority to reduce or eliminate the dividend at any time. No decision to pay dividends in calendar 2022 or beyond has been made. All dividends paid to shareholders to date have been qualified dividends for tax purposes.

Taxes

The Company does not, and does not expect in the near future to,  qualify for taxation as a regulated investment company (“RIC”) under Subchapter M of Chapter 1 of the Internal Revenue Code of 1986 (the ”Code”). To qualify, a corporation must meet certain income, asset diversification and distribution requirements. Since the Company does not expect to qualify as a RIC, the Company will continue to pay state and federal income tax at the Company level, which  reduces reported net income and potentially cash available for paying dividends to shareholders.

Leverage

The Company is authorized to incur leverage up to limitations imposed by the 1940 Act. As a result, the Company may borrow money from a bank in amounts of up to 33 1/3% of the value of its total assets at the time of such borrowings. The Company currently does not have any outstanding borrowings or a borrowing arrangement in place that is permissible to use as a registered investment company but it could obtain one in the future. Any borrowings incurred by the Company would generally have complete priority over the Shares upon the distribution of assets.

Valuation

Investments in common stocks are valued at the last or closing sale price or, if unavailable, at the closing bid price. Investments in money market funds are valued at net asset value per share. Lease assets  are not measured at fair value on a recurring basis, but capitalized at inception and amortized over time in accordance with accounting rules and, with adjustments for credit impairment, approximate fair value. Other loan or lease assets for which no ready market exists are reported at their net principal amount outstanding or cost, adjusted for any credit impairment. As a C-corporation, the Company maintains deferred tax liabilities and assets related to lease and investment income where the financial statement reporting of income differs from the timing of the ultimate tax obligation and these amounts are a reduction to the value of the Company’s assets to determine net asset value or stockholders’ equity.

Custodian

The Company has retained responsibility as Custodian with safekeeping and custody of the Company’s securities held with Wells Fargo Clearing Services, LLC  (“WFCS”) in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder.  The Company serves as self-custodian for its lease and loan assets in accordance with Rule 17f-2 under the 1940 Act and interpretations and guidance thereunder.

Transfer Agent

Computershare Inc. serves as transfer agent and registrar with respect to Shares of the Company.

Legal Counsel for the Company

Sheppard, Mullin, Richter & Hampton, LLP serves as legal counsel to the Company.

Independent Auditors

Eide Bailly, LLP serves as the independent registered public accounting firm to the Company.

Additional Information

For fiscal periods from September 2017 through December 31, 2021, the Company’s annual, quarterly, proxy statements and other information have been filed with the OTCQX Marketplace and accessed through otcmarkets.com/stock/CFNB/disclosure. Following this registration, financial and other information will be filed with the SEC and will be available through their website at www.sec.gov. You may also obtain free copies of our annual and interim reports by contacting investor relations at California First Leasing Corporation, 5000 Birch Street, Suite 500, Newport Beach, CA 92660 or by email at invest@calfirstlease.com. CFNB maintains a website at www.calfirstlease.com  and makes all annual and interim reports, proxy statements and other publicly filed information available free of charge on or through such website. Information on the website is not incorporated into or a part of this Memorandum.

You should read this Memorandum dated July 20, 2022, which contains important information about the Company, before deciding whether to invest in the Shares, and retain it for future reference. A Statement of Additional Information, dated July 20, 2022 (the “SAI”), containing additional information about the Company, has been filed with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference in its entirety into this Memorandum.

Prospective investors should not construe the contents of this Memorandum as legal, tax, financial or other advice. Each investor should consult with their own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Company.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined whether this Memorandum is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

Shares are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Investors should rely only on the information contained in this Memorandum. The Company has not authorized anyone to provide investors with different information. Investors should not assume that the information provided by this Memorandum is accurate as of any date other than the date on the front of this Memorandum. The Company will, however, amend its registration statement to reflect any material changes to this Memorandum.

RISK FACTORS

An investment in the Company’s common stock involves certain risks, including the risk of loss. Investors should carefully consider the Company’s objectives and risks that may make an investment in the Company not appropriate for all investors. Before buying the common stock, investors should read this “Risk Factors” section which describes certain risks which may adversely affect the Company’s net asset value per share, trading price, yield, total return and ability to meet its objectives

Industry Risk Factors

The Company’s business and financial results are subject to general business and economic conditions.    Continued or renewed weakness in the economy or in certain sectors or a sustained high rate of inflation could impact the financial performance and condition of customers and investments and negatively affect their market value and repayment of their obligations.

Uncertain worldwide political and economic conditions, including the recent invasion of Ukraine, economic sanctions, increase in inflation and volatility in the currency and credit markets may negatively impact the Company’s investments and its customers.  The stock market has been volatile since the beginning of calendar 2022 and major indexes have declined between 14.5% and 27.7% through July 15, 2022, with the S&P 500®  Index down by 19.5%. Supply chain issues have hurt the results of many businesses, and may impact their ability to meet their obligations.

Changes in the laws, regulations and policies governing financial services companies could alter the investment and business environment and adversely affect operations.  The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States.  Its fiscal and monetary policies,  including recent steps to increase interest rates, impact the return that can be earned on leases, loans and investments, and affect the Company’s net interest and dividend income.

Cyber security and privacy breaches may hurt our business, damage our reputation, increase our costs, and cause losses.  Our systems and networks store all the Company’s business records as well as information about our customers and employees. We have security systems and information technology infrastructure in place designed to protect against unauthorized access to such information. However, there is still a risk that the security systems and infrastructure that we maintain may not be successful in protecting against all security breaches, employee error, malfeasance, and cyber-attacks. Third parties, including vendors that provide services for our operations, could also be a source of security risk in the event of a failure of their own security systems and infrastructure.

Company Risk Factors

The Company is dependent on a few key people.  Investment decisions and all major capital allocation decisions are controlled by Patrick E. Paddon, Chairman of the Board of Directors and Chief Executive Officer, in consultation with Glen T. Tsuma, Chief Operating Officer and a Director. The loss of the services of these individuals would have a negative impact on the business because of their expertise, years of experience and roles as the Company’s largest shareholders.

The Company’s equity investments may increase the Company’s risk of realized loss in shareholders’ equity.  The Company’s equity investments represents 87% of total assets and 92% of stockholders’ equity at March 31, 2022. These securities may not appreciate in value and may in fact decline in value. The Company may not be able to realize any gains, and any gains may not be sufficient to offset any other losses. A 10% decline in the value of the equity investment portfolio from March 31, 2022 could result in a 5% reduction in the Company’s net asset value per share.

The Company’s registration as an investment company subjects it to increased regulatory risk under the Act and additional costs of complying with SEC regulations. The Company has not been subject to SEC oversight since 2017. The investment industry is a heavily regulated environment, and changes to, or non-compliance with, regulations and laws could harm our business.

The Company’s periodic earnings can fluctuate widely due to including gains and losses on equity securities, including unrealized amounts that are determined based on stock prices on the last day of a fiscal quarter.

The Company may suffer losses in its investment and lease loan portfolios despite its investment and underwriting practices.  Performance of individual securities can vary widely and investment decisions may cause the Company to underperform certain benchmark indices or other companies with similar investment objectives or strategies. Management may be incorrect in assessing a particular industry or company or an issuer may perform poorly or below expectations, and the value of its securities may therefore decline. The Company may not buy securities at the lowest possible prices or sell securities at the highest possible prices. The Company seeks to mitigate the risks inherent in the lease and investment business by adhering to sound practices.  Although the Company believes that its criteria are appropriate for the various kinds of investments and leases and loans it acquires, the Company may incur losses on investments and leases that meet these criteria.

Larger transactions, non-diversification and concentrations may increase the risk of loss in the event of the deterioration of one of these companies or industries.  The Company is a “non-diversified” investment company, meaning that it invests in a smaller number of companies than diversified companies. At March 31, 2022, an investment of $14.6 million in one company accounted for 5.9% of the Company’s total assets, while investments in five companies in the semiconductor industry represented 18% of total assets. The Company does not have a policy to rebalance the investment portfolio should one or more investments increase in value substantially relative to the rest of the portfolio, and therefore, the portfolio is subject to greater volatility and the risk that changes in the value of a single security may have a significant effect, either negative or positive, on shareholders’ equity.

The Company may hold a significant portion of assets in cash, bank accounts, money market mutual funds, or U.S. government securities, maturing in one year or less. At March 31, 2022, $34 million (13.7% of assets) was held in such accounts.  This liquidity is maintained for many reasons, including, among others, to take advantage of investment or lease opportunities as they arise; market conditions may appear unfavorable at certain times or not finding attractive investment opportunities; defensive position during adverse market or economic conditions, or holding for unfunded lease commitments.

The Board of Directors and majority shareholder may change the Company’s investment objectives, operating policies and strategies without prior notice to other shareholders or their approval, the effects of which may be adverse to the interest of minority shareholders. The Board of Directors has not designated any investment policies to be fundamental within the meaning of the 1940 Act.

There are limited attractive opportunities for capital asset lease financing at the same time that there is increased competition.  The Company competes with other finance companies as well as commercial banks and other sources of funding.  Some competitors have a lower cost of capital, higher risk tolerances and different risk assessments than we do, and offer better pricing and more flexible structuring than the Company.  Increased competition allows lessees to demand more favorable terms such that we may lose lease opportunities if we do not match our competitors’ pricing, terms and structure.   Limited availability of attractive lease opportunities has caused the low volume of new lease originations in fiscal 2021 and first nine months of fiscal 2022 and furthered a shift to equity securities until market conditions improve.

The Company’s allowance for credit losses may not be adequate to cover actual losses.  The Company maintains an allowance for credit losses to provide for probable and estimable losses that is based on its historical experience, industry data, concentrations and risks within its portfolios, and current economic conditions.  If the credit quality materially decreases, or the reserve for credit losses is not adequate, future provisions for credit losses could adversely affect financial results.

The financial services business involves significant operational risks.  Operational risk is the risk of loss resulting from the Company’s operations, including, but not limited to, the risk of fraud by employees or persons outside of the Company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system, and failure of business continuation and disaster recovery plans.  This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation.

The Company’s reported financial results are subject to certain assumptions and estimates and management’s selection of accounting method.  The Company’s management must exercise judgment in selecting and applying many accounting policies and methods so they comply with generally accepted accounting principles and reflect management’s judgment of the most appropriate manner to report the Company’s financial condition and results.  In some cases, management may select an accounting policy which might be reasonable under the circumstances yet might result in the Company’s reporting different results than would have been reported under a different alternative.

The Company is a C-Corporation and its results include the impact of taxes paid or to be paid by the Company. As a result, the Company’s reported results and return on investments may not be comparable to results of most registered investment companies who do not pay income taxes but only pass through all income to the investors.

The Company’s common stock generally has traded at a discount from net asset value and the stock price can be volatile.  The Company’s common stock is not widely held and the limited trading market for the stock can result in fluctuations in prices between trades and make it difficult for stockholders to dispose of their shares. The Company’s stock price can fluctuate widely in response to a variety of factors, including: impact of a large block of stock for sale; actual or anticipated variations in the Company’s quarterly operating results and dividend policy; news reports relating to trends, concerns and other issues in the investment and financial services industry, and changes in government regulations.  An investment in the Company should be viewed as a long-term investment and is suitable only for investors who can bear the risks associated with such limited trading that attempts to sell the stock may require a significant discount from the last reported price.

The Company’s executive officers and Directors may face certain conflicts of interest. The Chief Executive Officer and majority shareholder and other Directors and officers at times may invest in the stock of the same companies that the Company owns, which may give rise to a conflict of interest or perceived conflict of interest. In addition, the officers of the Company are involved in the leasing activities of the Company, which may compete against the time spent on the investment activities of the Company.

The Company has no obligation to repurchase stock from shareholders. Shareholders do not have any right to require the Company to repurchase their shares.

The Company is a “controlled company” with 63% of the stock held by the Chief Executive Officer, 76% held by two senior executives and fewer than 20 shareholders of record.  As a result, senior management has the ability to exercise significant influence over the Company’s policies and business, and determine the outcome of corporate actions requiring stockholder approval.  These actions may include, for example, the election of directors, the adoption of amendments to corporate documents, the approval of mergers, sales of assets and other corporate actions such as registering or deregistering as an investment company or maintaining eligibility on the OTCQX market or the OTCQX Premier Tier.

Forward-Looking Statements

Statements made in this registration statement that are not strictly historical in nature constitute “forward-looking statements.” Forward-looking statements involve management assumptions, risks and uncertainties.  Such statements include, but are not limited to, beliefs regarding investments in equity securities, swings in stock prices and the potential for this to cause significant volatility in reported net earnings, projected changes in lease originations and in the lease and loan portfolio, the credit quality of the lease and loan portfolio, the adequacy of reserves for credit losses, the impact of external events on business activities and opportunities, estimates of expected tax rates applicable to future periods, impact of changes in interest rates and equity and fixed income markets.  Such forward-looking statements involve known and unknown risks and uncertainties and factors that could cause actual results to differ materially include political, economic, business, competitive, market, regulatory and other risks, including the future impact of the novel coronavirus disease (“COVID-19”) outbreak. Consequently, if management assumptions prove to be incorrect or such risks or uncertainties materialize, the Company’s actual results could differ materially from the results forecast in the forward-looking statements.  All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update this information to reflect events or circumstances arising after the date hereof.

THE COMPANY

California First Leasing Corporation, (“CFNB” or the “Company”), headquartered in Newport Beach, California, is an internally managed non-diversified closed-end investment company registered under the 1940 Act. The Company was incorporated  in California in 1977, and has been involved in leasing capital assets for over 40 years. In May 2001, CFNB reorganized as a bank holding company and operated as such until February 26, 2021 when, faced with restrictions imposed by the bank’s primary regulator, it sold all interest in the bank while retaining the lease and loan portfolio and business previously operated by the bank.  The original business of the Company is secured financing provided through leasing and financing capital assets to businesses and other commercial or non-profit organizations throughout the United States. Since 2017, as the loan portfolio had to be liquidated to comply with regulatory requirements and opportunities to grow the leasing business and portfolio declined while the Federal Reserve Board (FRB) kept interest rates uneconomically low, the Company migrated capital to investing in publicly traded equity securities that offered the potential to generate attractive returns.

On February 26, 2022, the Company registered as a closed-end management investment company as the Company may meet the definition of an investment company under the 1940 Act. Section 3 (a)(1)(C) of the 1940 Act defines an investment company as one that owns investment securities having  an aggregate value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of government securities and cash items). At March 31, 2022, the Company’s equity securities of $180.1 million represented 85% of the Company’s total assets (exclusive of government securities and cash items) while the investment in lease assets of $30.2 million represented 14.5% of such assets.

The Company is overseen by a Board of Directors, the majority of whom are “not interested”  as defined under the 1940 Act, and managed by its officers with no involvement of any external investment adviser. At March 31, 2022, the Company has 13 employees, most of whom are engaged with the lease business but also handle the accounting and reporting for the investment portfolio. As an internally managed investment company,  CFNB does not pay any external investment advisory fees, but instead incurs the personnel and operating costs of its employees that includes the Company’s two largest shareholders that together own 75% of the Company’s stock.  For  tax purposes, the Company is taxed as a C-Corporation and is not eligible to be treated as a regulated investment company (“RIC”) under the Code as long as less than 90% of its income is earned from investments. The only income directly taxable to shareholders is any dividends paid.

The Company completed an initial public offering on NASDAQ Stock Market (“NASDAQ”) in April 1987 and traded there until October 2017 when the Company voluntarily deregistered its common stock with the SEC and delisted its common stock from NASDAQ. Since October 2017, the Company has traded on and been subject to the listing standards of the OTCQX Premier Market and has not been subject to the reporting requirements of the SEC since such time.  The Company holds a California Finance Lenders License issued by the California Department of Financial Protection and Innovation (“DFPI”) that regulates businesses providing financial services in California. As a registered investment company, the Company will be subject to the rules, regulations and reporting requirements of the SEC, including filing semiannual reports required under the 1940 Act, rather than quarterly reports.

The following presents the Company’s two outstanding classes of capital stock as of July 15, 2022.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	20,000,000	10,284,139
Preferred Stock	2,500,000	none

All shares of the common stock have equal rights as to earnings, assets, voting, dividends and are fully paid and nonassessable. Shareholders do not have any redemption, preemptive or other subscription rights. There are no outstanding options or warrants to purchase the common stock. The Company is currently authorized to issue preferred stock in one or more series, fix the voting powers, designations, preferences and the relative participation, optional or other rights, if any, of any wholly unissued series of preferred stock. The Company has never issued and presently has no intention to issue any preferred shares. The Company’s charter and bylaws do not contain provisions that could make it more difficult for a potential acquirer to acquire the Company by means of a tender offer, proxy contest or otherwise. However, the potential for any such transaction should be considered in light of the Company’s status as a controlled company with a majority shareholder owning over 62% of the Company’s common stock.

The Company’s common stock is quoted and trades on the OTCQX Market under the symbol “CFNB”.  CFNB will not be issuing or selling any stock in connection with this registration statement.  The last reported closing price for the common stock on July 15, 2022 was $17.25 per share, representing a 23.8% discount to the net value of stockholders’ equity per share of $22.64 as of March 31, 2022.

The common stock of the Company trades on the OTCQX Premier Market under the symbol CFNB.  The following table sets forth for the quarters indicated: 1) the high and low prices per share of the common stock; 2) the net asset value per share at the end of the period; 3) the premium or discount to net asset value per share of such prices as a percentage of net asset value, and 4) dividends paid.

				Premium or (Discount)
Quarter	Net Asset Value*	Market Price		as % of NAV		Dividend
Ended	("NAV") / Shr	High	Low	High	Low	Paid
3/31/22	$22.64	$18.25	$17.80	(19.4)%	(21.4)%
12/31/21	22.86	18.25	18.10	(20.2)%	(20.8)%	$0.56
9/30/21	21.83	18.50	18.00	(15.3)%	(17.6)%

6/30/21	$22.39	$18.40	$17.32	(17.8)%	(22.7)%
3/31/21	21.78	17.95	15.05	(17.6)%	(30.9)%
12/31/20	20.48	16.99	14.86	(17.0)%	(27.4)%	$0.54
9/30/20	19.55	15.75	15.33	(19.4)%	(21.6)%
6/30/20	$19.41	$15.30	$13.41	(21.2)%	(30.9)%
3/31/20	18.08	16.76	13.26	(7.3)%	(26.6)%
12/31/19	20.75	17.64	16.42	(15.0)%	(20.9)%	$0.52
9/30/19	20.45	18.85	17.10	(7.8)%	(16.4)%

The Company’s common stock is not widely held and the limited public float results in a limited trading market for the stock that can cause fluctuations in prices between trades and make it difficult for stockholders to dispose of their shares. The common stock has generally traded at a discount to the Company net book value per share.

For fiscal periods from September 2017 through December 31, 2021, CFNB annual, quarterly, proxy statements and other information have been filed with the OTCQX Market place and can be accessed through www.otcmarkets.com/stock/CFNB/disclosure. Following this registration, the Company will file  financial and other information with the SEC and it will be available through their website at www.sec.gov. You may also obtain free copies of annual and periodic reports by contacting investor relations at California First Leasing Corporation, 5000 Birch Street, Suite 500, Newport Beach, CA 92660 or by email at invest@calfirstlease.com. CFNB maintains a website at www.calfirstlease.com  and makes all annual and interim reports, proxy statements and other publicly filed information available free of charge on or through such website.

California First Leasing Corporation

Part B: Statement of Additional Information

California First Leasing Corporation, (“CFNB” or the “Company”), headquartered in Newport Beach, California, is an internally managed non-diversified closed-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company’s strategy is to pursue attractive lease opportunities and continue its lease business while using equity investments to maximize current income and generate capital appreciation while preserving capital and liquidity. See “Business and Investment Objectives and Strategies” in the Memorandum (as defined below). There is no assurance that the Company will achieve its investment objective.

This Statement of Additional Information (“SAI”) relating to the shares of common stock of the Company (the “Shares”) is not a prospectus, but should be read in conjunction with the Memorandum for the Company dated July 20, 2022 (the “Memorandum”). This SAI does not include all information that a prospective investor should consider before purchasing any Shares. Investors should obtain and read the Memorandum prior to purchasing such Shares. A copy of the Memorandum may be obtained without charge by contacting investor relations at California First Leasing Corporation, 5000 Birch Street, Suite 500, Newport Beach, CA 92660 or by email at invest@calfirstlease.com.

The Memorandum and this SAI omit certain of the information contained in the registration statement filed with the Securities and Exchange Commission (“SEC”), Washington, D.C. The registration statement may be obtained from the SEC upon payment of the fee prescribed, or inspected at the SEC’s office or via its website (www.sec.gov) at no charge. Capitalized terms used but not defined herein have the meanings ascribed to them in the Memorandum.

This Statement of Additional Information is dated July 20, 2022.

Business History and Objectives

At March 31, 2022, the Company had total assets of $245.5 million, with equity securities of $180.1 million representing 73% of total assets and lease assets of $30.2 million representing 12.3% of total assets. CFNB has been involved in leasing capital assets for over 40 years, including 20 years prior to becoming a bank holding company in 2001. Beginning in January 2017, the Company started winding down a syndicated loan business and agreed to sell the bank with the sale closing at the end of February 2021. This transition occurred in the midst of the Covid-19 outbreak, when  the volume of new leases booked and the portfolio declined significantly. With limited lease demand at attractive rates relative to risk, the Company experienced a surge in liquidity from lease payments and loan sales. Pending the return of better lease opportunities, and with Federal Reserve actions keeping interest rates uneconomically low, management took steps to preserve capital by investing the growing liquidity in large to mid-size capitalization, dividend paying stocks.

It is the intent of the Company to pursue attractive lease and loan opportunities and continue the lease business that has been its foundation since its founding in 1977. At the same time, it believes it can use equity investments to maximize current income and generate capital appreciation while preserving capital and liquidity. The Company does not primarily invest in leasing companies or just in California, but continues to operate under the California First Leasing name that has been the recognized business name used for over 20 years. There are no assurances that the Company will achieve its objectives. The transition from leases and syndicated loans into equity investments started in March 2017 and the investment portfolio has only represented over 40% of total assets (excluding cash and government securities) since the first quarter of fiscal 2021, when it still operated as a bank holding company. The focus of the investment strategy is to invest in fairly valued publicly traded corporations that we expect to generate excess cash flow to support consistent and attractive returns through dividends and appreciation. The Company does not specialize in any specific industry and both the equity investment and lease portfolios are distributed across a spectrum of industry groups, however, from time to time the Company holds significant positions in certain sectors. At March 31, 2022, the equity investments in 5 semiconductor-related companies represented 18% of total assets and approximately 33% of the lease portfolio is with public and private colleges and universities.

Investment Business

The Company’s investment portfolio currently consists primarily of publicly traded common stocks of U.S. and non-U.S. companies that are listed on stock exchanges or traded over the counter in the United States, with the balance held in cash and short term, liquid money market funds and accounts.  The Company is authorized to invest in the stock of companies of all capitalization ranges, as well as to invest in U.S. Treasuries, high-quality United States agency obligations, mortgage-backed securities, U.S. and foreign corporate and municipal debt securities. The Company may also invest in foreign securities, either directly or through depositary receipts. The Company may shift its investments from one asset class to another based on an assessment of the best opportunities at a given time, and it is expected that investments in fixed income securities may increase as interest rates increase from historically low levels of the past few years. The current investment objectives and policies of the Company are not considered fundamental policies and therefore may be changed at the discretion of the Board and do not require shareholder approval.

The Company’s objectives for its investment portfolio are to maximize current income and generate capital appreciation while preserving capital and liquidity. There can be no assurance that any of these objectives will be achieved. The Company may employ leverage pursuant to the 1940 Act through borrowings by the Company not to exceed 33 1∕3% of total assets. While the use of leverage may provide the Company with greater flexibility in making investments and providing greater returns to shareholders, the use of leverage can also increase the risk of loss to the Company and reduce stockholder equity. The Company currently does not have any outstanding borrowings or a borrowing arrangement in place that is permissible to use as a registered investment company but it could obtain one in the future.

The identification of securities to buy or sell and overall direction of the  portfolio is led by Patrick E. Paddon, the Company’s Chief Executive Officer and majority shareholder. In addition to over 40-years of experience evaluating businesses for purposes of extending lease and loan credit, Mr. Paddon has been actively investing in equity securities for over 15 years. The investment committee also includes Glen Tsuma, Chief Operating Officer for over 30 years, and Leslie Jewett,  Chief Financial Officer (“CFO”) for over 25 years, both with long histories as members of the credit committee that approves all lease transactions. Mr. Paddon has individual authority to execute purchases and sales of equity securities, but other members of the committee are involved in the review process,  receive notice of all investment transactions and the CFO approves all trade confirmations. The Statement of Additional Information that is incorporated by reference into this Memorandum provides additional information concerning investment committee members’ compensation and ownership of stock  in the Company. None of the investment committee members currently manage any other registered investment companies, pooled investment vehicles or other accounts.

The investment approach seeks out companies trading at fair prices that demonstrate favorable long-term growth characteristics, without regard to sector or industry. Analysis is done to determine the intrinsic value of a company by analyzing a company’s free cash flow generating capabilities, and return on equity and invested capital with a focus on the company’s ability to grow its free cash flow and maintain high returns on invested capital for an extended period.

The Company makes investments that vary in size based on numerous factors, including market and economic conditions. Investments are distributed across a spectrum of industry groups, however, from time to time the Company holds significant positions in certain sectors. At March 31, 2022, the equity investments in 5 semiconductor-related companies represented 18% of total assets. The Company generally does not expect to invest more than 10% of its capital in a single target company, but does not have a policy to rebalance the investment portfolio should one or more investments increase in value substantially above that threshold.  The smallest market capitalization of any equity investment was over $3.0 billion.  The following is a summary of the equity securities held by the Company as of March 31, 2022.

Distribution of Equity Securities*	March 31, 2022
($000)
US Large Cap	$ 138,774	77%
US Mid Cap	21,141	12%
US Small Caps	1,458	3%
Developed Markets, Non-US	10,346	6%
Emerging Markets Equities	3,175	2%
Fixed income Fund	1,107	1%
	$ 180,103	100%

                *Market capitalization classification is based on information from WFCS.

Over 75% of the investment portfolio is invested in U.S. large capitalization equities, but the Company can and has invested in foreign securities, including investments in American depositary receipts (“ADRs”) and direct investments in securities of foreign issuers that are traded on a U.S. securities exchange or over the counter. These investments involve risks not associated with investments in the United States, including not being subject to the accounting, auditing and financial reporting requirements of comparable U.S. companies, less timely information, changes in currency rates, government policies, relations between nations and political and economic instability.

Equity Investment Portfolio

The equity securities portfolio at March 31, 2022 consisted of common stock holdings in 31 public companies and 1 investment fund, all with readily available stock prices, compared to 32 public companies at June 30, 2021 and 22 companies at June 30, 2020. During the first nine months of fiscal 2022, the Company invested $64.4 million in 15 existing holdings and 12 new positions. It also sold 19 positions for $51.8 million, realizing a net gain of $8.6 million. The aggregate fair market value of the equity securities of $180.1 million at March 31, 2022 included approximately $27.5 million of net unrealized gains.

The investment in equity securities as of nine months ended March 31, 2022, and fiscal years ended June 30, 2021 and 2020 is summarized in four industry groups below, with Level 1 fair value based on unadjusted quoted prices for identical securities.

(in thousands)		Unrealized
	Cost Basis	Gains	(Losses)	Fair Value
as of March 31, 2022
Commercial / Industrial	$78,700	$24,854	$(2,699)	$100,855
Consumer	42,578	2,608	(4,389)	40,797
Financial	15,191	3,543	(216)	18,518
Healthcare	16,092	3,841	-	19,933
	$152,561	$34,846	$(7,304)	$180,103
as of June 30, 2021
Commercial / Industrial	$53,950	$15,661	$(435)	$69,176
Consumer	39,576	3,038	(16)	42,598
Financial	10,966	4,552	-	15,518
Healthcare	26,888	5,945	-	32,833
	$131,380	$29,196	$(451)	$160,125
as of June 30, 2020
Commercial / Industrial	$21,238	$1,136	$(4,444)	$17,930
Consumer	13,218	235	(1,798)	11,655
Financial	15,534	90	(4,194)	11,430
Healthcare	9,265	1,391	(332)	10,324
	$59,255	$2,852	$(10,768)	$51,339

Schedule of Investments at March 31, 2022

					Percent of Net Assets
Industry	Company	Symbol	Shares	Market Value	Industry	Company
Auto Manufacturers	Ford Motor Company	F	597,300	$ 10,100,343	4.3%	4.3%
Banks - Diversified	Bank of America Corporation	BAC	117,500	4,843,350	4.6%	2.1%
	Citigroup Inc.	C	16,700	891,780		0.4%
	Wells Fargo & Co	WFC	100,400	4,865,384		2.1%
Capital Markets	Goldman Sachs	GS	18,600	6,139,860	2.6%	2.6%
Credit Services	Credit Acceptance Corporation (1)	CACC	1,220	671,451	0.3%	0.3%
Drug Manufacturers	Bristol Myers Squibb	BMY	154,800	11,305,044	4.9%	4.9%
Entertainment	Comcast Corporation	CMCSA	38,935	1,822,937	2.9%	0.8%
	Discovery Communications(1)	DISCA	180,600	4,500,552		1.9%
	Netflix.com Inc.	NFLX	1,420	531,918		0.2%
Financial	Pimco Muni Income Fund III	PMX	106,754	1,107,039	0.5%	0.5%
Healthcare Plans	Cigna Corp New	CI	30,710	7,358,423	3.7%	3.2%
	United Health Group	UNH	2,489	1,269,315		0.5%
Internet Content & Information	Alphabet Inc. (1)	GOOGL	5,255	14,615,994	7.8%	6.3%
	Autohome Inc.	ATHM	15,300	465,273		0.2%
	Meta Platforms Inc (1)	FB	13,907	3,092,361		1.3%
Internet Retail	Alibaba Grp Hldg (1)	BABA	17,653	1,920,646	1.1%	0.8%
	JD.Com Inc. (1)	JD	12,100	700,227		0.3%
Oil & Gas Equipment & Services	Schlumberger LTD	SLB	129,000	5,328,990	2.3%	2.3%
Oil & Gas Integrated	Exxon Mobil	XOM	160,800	13,280,472	5.7%	5.7%
Recreational Vehicles	Thor Industries	THO	17,900	1,408,730	0.6%	0.6%
Scientific & Technical Instruments	Sensata Technologies(1)	ST	85,000	4,322,250	1.9%	1.9%
Semiconductor Equip. & Materials	Applied Materials	AMAT	102,000	13,443,600	5.8%	5.8%
Semiconductors	Marvell Technology Group	MRVL	129,500	9,286,445	13.5%	4.0%
	Micron Technology Inc	MU	81,300	6,332,457		2.7%
	Qualcomm Inc	QCOM	66,850	10,216,017		4.4%
	Skyworks Solutions Inc.	SWKS	42,800	5,704,384		2.4%
Specialty Chemicals	Dupont De Nemours	DD	96,040	7,066,623	3.0%	3.0%
Steel	Cleveland-Cliffs Inc. (1)	CLF	239,000	7,698,190	3.3%	3.3%
Telecom Services	AT & T Inc.	T	220,000	5,198,600	6.0%	2.2%
	Verizon Communications	VZ	173,750	8,850,825		3.8%
Tobacco	British American Tobacco	BTI	136,700	5,763,272	2.5%	2.5%

Equity Securities				180,102,753		77.4%

Bank deposits	California First National Bank			5,638,506		2.4%
Money Market Mutual Fund	JPMorgan Prime Mmkt 3605			28,046,358		12.0%
Total Equity Securities, Cash and Cash Equivalents				$ 213,787,616		91.8%
Net Assets at March 31, 2022	$232,838,828

(1)      Non-income producing.

Lease and Loan Business

The Company’s strategy for the lease business includes stringent credit authority centered at the most senior levels of management  and emphasizes diversification on both a geographic and customer level, spreading risk across a breadth of leases while managing the risk to any one area.  The Company leases and finances most capital assets used by businesses and other commercial or non-profit organizations, with a focus on high technology systems and other mission critical assets. The UniversityLease unit focuses on the financing needs of colleges and universities. In addition to computer systems, software and networks, property includes manufacturing and warehouse systems, medical and office equipment, machine tools, school buses, trucks, and office and dormitory furniture. The mix of property will vary from year to year.

The Company generally holds title to the underlying property being leased which then secures the leases. The average size transaction booked during the year ended June 30, 2021 was $1.2 million, with three credits accounting for 65% of the property cost of leases booked.  This compared to an average lease size of $2.2 million during fiscal 2020, when two credits accounted for 74%  of the property cost of leases booked. At March 31, 2022 and June 30, 2021, one customer accounted for 17.0% and 18.5%, respectively, of the Company’s net investment in leases, compared to one customer accounting for 10.4% of the Company’s net investment in leases at June 30, 2020.

The lease and loan portfolio is geographically diverse. The following table shows the geographic distribution of the Company’s net investment in leases and loans (before valuation allowances and initial direct costs) at March 31, 2022 and June 30, 2021 and 2020.

(dollars in thousands)	Leases & Loans
	March 31, 2022		June 30, 2021		June 30, 2020
State	Balance	Percent	Balance	Percent	Balance	Percent
Michigan	$5,060	17.8%	$7,102	17.9%	$1,002	1.9%
New York	3,097	10.9%	5,706	14.4%	8,984	17.1%
California	3,061	10.8%	4,223	10.7%	7,583	14.4%
Rhode Island	2,724	9.6%	2,120	5.4%	2,486	4.7%
Louisiana	2,143	7.5%	2,488	6.3%	246	0.5%
Pennsylvania	1,775	6.2%	1,613	4.1%	2,462	4.7%
Virginia	1,566	5.5%	1,397	3.5%	1,321	2.5%
Florida, Maryland, Georgia, Kentucky, Texas	3,184	11.2%	5,118	12.9%	11,185	21.3%
DC, New Jersey, Connecticut, Massachusetts	2,230	7.8%	3,447	8.7%	3,254	6.2%
South Dakota, Wisconsin, Illinois, Minnesota, Indiana	1,716	6.0%	3,151	8.0%	5,079	9.7%
Hawaii, Colorado	1,355	4.8%	2,224	5.6%	2,380	4.5%
All other states (no state greater than 1.0%)	557	2.0%	1,003	2.5%	6,622	12.6%
	$28,469	100.0%	$39,593	100.0%	$52,605	100.0%

The lease and loan portfolio is also distributed across a spectrum of industry groups as shown below:

(dollars in thousands)	Leases & Loans
	March 31, 2022		June 30, 2021		June 30, 2020
Industry	Balance	Percent	Balance	Percent	Balance	Percent
Educational services	$9,327	32.8%	$11,939	30.2%	$14,278	27.1%
Manufacturing - automotive	4,834	17.0%	6,670	16.8%	1,064	2.0%
Public administration	3,280	11.5%	2,722	6.9%	3,806	7.2%
Agriculture and food products	3,114	10.9%	3,507	8.9%	4,494	8.5%
Healthcare and social services	2,110	7.4%	5,265	13.3%	10,618	20.2%
Retail Trade	1,933	6.8%	2,353	5.9%	3,902	7.4%
Wholesale distribution	1,058	3.7%	2,152	5.4%	5,287	10.1%
Arts, entertainment and recreation	628	2.2%	1,339	3.4%	3,874	7.4%
Transportation	595	2.1%	1,168	3.0%	2,092	4.0%
Manufacturing - industrial	576	2.0%	838	2.1%	1,767	3.4%
Manufacturing - chemicals & materials	343	1.2%	702	1.8%	953	1.8%
Other	671	2.4%	938	2.4%	469	0.9%
	$28,469	100%	$39,593	100%	$52,604	100%

The Company uses North American Industry Classification System (NAICS) codes for classifying lease customers. Most of the industry groups identified above include customers identified by different industry codes that may not be directly comparable or considered a concentration.  However, at March 31, 2022, approximately 32.2% of the portfolio was with public and private colleges and universities, up from 29.1% at June 30, 2021, while automotive parts manufacturing was 16.9% related to one lease booked with one lessee in  fiscal 2021. Approximately 11.5% of the portfolio consists of tax-exempt leases with municipalities,   up from 6.9% at June 30, 2021. The higher share in the education field reflects the reduced size of the portfolio and the continued importance of this market to the Company’s objectives. The universities and colleges are located throughout the United States, and at March 31, 2022 the group includes over 50 leases with 30 different institutions and no university represents more than 8% of the portfolio.

Leases are originated directly by CFNB employees’ contact with the customer. Leases generally are for initial terms ranging from two to five years and are structured individually to accommodate a variety of customers’ objectives.  Substantially all leases are non-cancelable "net" leases which contain "hell-or-high-water" provisions under which the lessee must make all lease payments regardless of any defects in the property, and which require the lessee to maintain and service the property, insure the property against casualty loss and pay all property, sales and other taxes.  CFNB retains ownership of the property on leases we originate, and in the event of default by the lessee, may declare the lessee in default, accelerate all lease payments due under the lease and pursue other available remedies, including repossession of the property.  Upon the expiration of the lease term, the lessee typically has an option, dependent upon each lease's defined end of term options, to either purchase the property at a negotiated price, or in the case of a "conditional sales contract," at a predetermined minimum price, or to renew the lease.  If the original lessee does not exercise the purchase option, once the leased property is returned, CFNB will seek to sell the leased property.

The Company conducts the leasing business in a manner designed to minimize risk, however, we are subject to risks through the investment in lease receivables held in our own portfolios, lease transactions-in-process, and residual investments.  The credit process primarily focuses on a customer’s ability to repay the lease through their cash flow, with the collateral securing a transaction as a secondary source of repayment.  The credit process includes a policy of classifying all leases and loans in accordance with a risk rating classification system, monitoring changes in the risk ratings of lessees, identification of problem credits and special procedures for the collection of problem accounts. We do not purchase leased property until we have received a binding non-cancelable lease from the customer.  A portion of lease originations are discounted to banks or finance companies on a non-recourse basis at fixed interest rates that reflect the customers' financial condition. The lender to which a lease has been assigned has no recourse against the Company unless we are in default under the terms of the agreement by which the lease was assigned.  The institution to which a lease has been assigned may take title to the leased property, but only in the event the lessee fails to make lease payments or otherwise defaults under the terms of the lease.  If this occurs, the Company may not realize our residual investment in the leased property.

The Company has three commercial loans outstanding amounting to $3.32 million at March 31, 2022. The loans consists of two real estate loans with two subsidiaries of one corporate guarantor and one participation in a Main Street term loan.

Operating Structure and Regulation

At March 31, 2022, the Company had 13 employees, including three executive officers with overall responsibility for the investment and lease operations and the Company’s compliance with the 1940 Act. There are five professionals involved in originating, credit analysis and funding of leases, with one also engaged in analysis of companies in the investment portfolio. Five employees handle accounting and administrative functions, receivables management, including lease and general ledger accounting, tax accounting and filing, preparation of financial statements and reports, maintaining required financial records and general information and office system support. The Company operates from a 4,098 square foot corporate office in Newport Beach subject to an operating lease with an unrelated party that commenced February 1, 2021 for a term of 40 months ending in July 2024.

From May 2001 to February 2021, the Company operated as a bank holding company and was regulated and examined by the FRB.  Following the sale of the bank in February 2021, the Company renewed the California Finance Lenders License issued by the California Department of Financial Protection and Innovation (“DFPI”) that regulates businesses providing financial services in California. Following registration as an investment company with the SEC in February 2022, the Company is subject to the rules and reporting requirements of the 1940 Act. Among other regulations, the 1940 Act permits the Company to borrow or issue debt up to one-third of total assets (approximately $81 million at March 31, 2022), but prohibits the Company 1) from purchasing securities on margin, or 2) investing 25% or more of the market value of its assets in the securities of companies in any one industry, provided that, if securities in a given industry come to constitute more than 25% of total assets by reason of changes in value of either the concentrated securities or total assets, the excess need not be sold. The Company will also be subject to the reporting requirements of the SEC, including filing semiannual reports required under the Act, rather than quarterly reports.

Customers

Leasing and loan customers include large corporations and middle-market companies, subsidiaries and divisions of Fortune 1000 companies, private and state-related educational institutions, municipalities and other not-for-profit organizations and institutions located throughout the United States.  The Company does not believe the loss of any one customer would have a material adverse effect on its operations taken as a whole.

Competition

The Company competes for the lease and loan financing of capital assets with banks, commercial finance companies, and other financial institutions, independent leasing companies, credit companies affiliated with equipment manufacturers, and equipment brokers and dealers.  Many of the Company's competitors have substantially greater resources, capital, and more extensive and diversified operations than the Company.  The Company believes that the principal competitive factors are rate, responsiveness to customer needs, flexibility in structuring lease financing and loans, financial technical proficiency and the offering of a broad range of financing options.  The level of competition varies depending upon market and economic conditions, the interest rate environment, and availability of capital.

          Operating Expenses

The Company bears all expenses incurred in its investment and leasing business operations. Expenses borne by the Company (and thus indirectly by shareholders) include, but are not limited to, the following:

•       compensation and benefit expenses of all Company executive officers and personnel engaged in the lease and investment operations, including accounting, and administrative personnel;

•       fees and disbursements for attorneys engaged related to preparing this registration statement, and accountants engaged to conduct the annual audit and preparation of tax returns;

•       fees and expenses of Board members who are not “interested persons”, including errors and omission liability insurance;

•       costs and expenses related to the day-to-day administration of the Company, including rent and operating costs for the Company’s headquarters, brokerage commissions, office supplies, internet and communication providers and services, mailing expenses, fidelity bond and property insurance expenses;

•       fees paid to the transfer agent, and costs of preparing, printing  and mailing reports to shareholders;

•       any extraordinary expenses that may arise related to enforcing the Company’s rights in respect to the Company’s lease transactions or defending the Company against legal claims.

Determination of Net Asset Value

The Company’s assets consist primarily of equity securities, cash and cash equivalents and lease and loan assets. Equity securities are carried at fair value in the Company’s financial statements, with  subsequent changes in fair values recognized in earnings as equity securities gains or losses. Investments in common stocks are valued at the last or closing sale price or, if unavailable, at the closing bid price. Investments in money market funds are valued at net asset value per share.

Most lease transactions are structured as direct financing leases with the net investment in leases calculated as the aggregate lease payments receivable and estimated residual value, if any, recorded net of unearned income and adjusted for any credit impairment. The re-lease of property that comes off lease may be accounted for as a sales-type lease or as an operating lease. Loans are reported at their principal amount outstanding, net of discounts and costs associated with their origination and any adjustment for credit impairment. Property acquired for transactions-in-process represents property which  lessees have accepted on in-process lease transactions.  Such amounts are stated at cost, net of any lessee payments related to the property. These lease assets are not measured at fair value on a recurring basis, but capitalized at inception, amortized over time in accordance with accounting rules and, with adjustments for credit impairment, approximate fair value. Other loan or lease assets for which no ready market exists are reported at their net principal amount outstanding or cost, adjusted for any credit impairment, and approximate fair value. The determination of fair value involves subjective judgments.

As a C-corporation, the Company maintains deferred tax liabilities and assets related to lease and investment income where the financial statement reporting of income differs from the timing of the ultimate tax obligation. Given the nature of the Company’s assets and taxation as a C-Corporation, the calculation of stockholders’ equity differs from most investment companies or funds that pass through all income to their investors and have no income tax liabilities. Net asset value for the Company at March 31, 2022 includes the fair market of equity securities (86%) and lease assets (13%) at carrying cost estimated to approximate fair value, minus tax liabilities (6%) capitalized on the balance sheet.

Market for Common Stock and Related Stockholder Matters

At March 31, 2022, there were 10,284,139 shares of the Company's Common Stock outstanding. There were approximately 12 stockholders of record and an estimated 280 beneficial owners as of April 30, 2022.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	20,000,000	10,284,139
Preferred Stock	2,500,000	none

All shares of the common stock have equal rights as to earnings, assets, voting, dividends and are fully paid and nonassessable. Shareholders do not have any redemption, preemptive or other subscription rights. The Company is currently authorized to issue preferred stock in one or more series, fix the voting powers, designations, preferences and the relative participation, optional or other rights, if any, of any wholly unissued series of preferred stock. The Company has never issued and presently has no intention to issue any preferred shares. The Company does have one stockholder-approved stock option plan, but there have been no option grants awarded since fiscal year end June 30, 2013, and there are no stock options outstanding or exercisable.

Dividend Policy

Since October 2009, the Company’s dividend policy approved by the Board of Director has provided for one annual dividend payment each year. The Board of Directors reviews the dividend policy on an ongoing basis, taking into consideration a variety of factors including the business, economic and tax environment. No decision or commitment to pay dividends in calendar 2022 or beyond has been made. All dividends paid to shareholders to date have been qualified dividends for tax purposes.

The common stock of the Company  trades on the OTCQX Premier Market under the symbol CFNB.  The following table sets forth for the quarters indicated: 1) the high and low prices per share of the common stock; 2) the net asset value per share at the end of the period; 3) the premium or discount to net asset value per share of such prices as a percentage of net asset value, and 4) dividends paid.

				Premium or (Discount)
Quarter	Net Asset Value*	Market Price		as % of NAV		Dividend
Ended	("NAV") / Shr	High	Low	High	Low	Paid
3/31/22	$22.64	$18.25	$17.80	(19.4)%	(21.4)%
12/31/21	22.86	18.25	18.10	(20.2)%	(20.8)%	$0.56
9/30/21	21.83	18.50	18.00	(15.3)%	(17.6)%

6/30/21	$22.39	$18.40	$17.32	(17.8)%	(22.7)%
3/31/21	21.78	17.95	15.05	(17.6)%	(30.9)%
12/31/20	20.48	16.99	14.86	(17.0)%	(27.4)%	$0.54
9/30/20	19.55	15.75	15.33	(19.4)%	(21.6)%

6/30/20	$19.41	$15.30	$13.41	(21.2)%	(30.9)%
3/31/20	18.08	16.76	13.26	(7.3)%	(26.6)%
12/31/19	20.75	17.64	16.42	(15.0)%	(20.9)%	$0.52
9/30/19	20.45	18.85	17.10	(7.8)%	(16.4)%

          *       Net Asset Value per share is stockholders’ equity as reported divided by the number of shares outstanding, and includes all equity securities at fair value with all lease assets and liabilities, including tax liabilities, that are not subject to fair value management, at their carrying value, which approximates fair value.

                        ,

     In April 2001, the Board of Directors authorized management, at its discretion, to repurchase up to 1,000,000 shares of common stock.  This authorization has no termination date, but the Board of Directors reviews the authorization to repurchase common stock from time to time.  No shares have been repurchased since the Company repurchased 180,117 shares of common stock under this authorization during the year ended June 30, 2016.  As of March 31, 2022, 188,237 shares remain available to be repurchased under this authorization.

Brokerage, Custodian and Transfer Agent

The Company has processed all purchases and sales of equity securities through Wells Fargo Advisors Financial Network, LLC (”WFAFN”) and  fees paid to WFAFN related to purchases and sales of securities during the two fiscal years ended June 30, 2020 and 2021 were $42,955 and $111,136, respectively, and were $86,070 for the nine months ended March 31, 2022. The Company has sought competitive trade execution costs, but may not necessarily pay the lowest spread or commission available, but, in accordance with Section 28(e) under the Exchange Act, believes in good faith that such commissions are reasonable in relation to the services provided.

The Company, in accordance with Section 17(f)(1)(C) of the 40 Act, has retained responsibility as Custodian with safekeeping and custody of the Company’s securities  with Wells Fargo Clearing Services, LLC (“WFCS”), 1 North Jefferson, St. Louis, MO, 63103, or legally held for safe-keeping in a depository's account. WFCS collects dividends, and proceeds from sales, provides statements of activity, including continuous online access to reports on  the portfolio. All transaction recording and portfolio accounting responsibilities are handled by the Company’s accounting professionals, subject to audit by the Company’s independent accounting firm.

All lease and loan assets are maintained by the Company through self-custody at its headquarters, 5000 Birch Street, Suite 500, Newport Beach, CA 92660, in accordance with Rule 17f-2 under the 1940 Act and the interpretations and guidance thereunder.

The Company’s transfer and dividend paying agent is Computershare Inc., 462 South 4th Street, Suite 1600, Louisville, KY 40202. The transfer agent maintains all shareholder accounts of record and will furnish written confirmation of all shareholder transactions, including information needed by shareholders for personal and tax records.

          Performance Graph

The graph compares the performance of our common stock compared with that of the Standard & Poor’s 500 Index (“S&P 500® ”) and the OTCQX Index of Dividend Paying stocks (“OTCQX Dividend”).

Principal Shareholders, Directors and Management

The following table sets forth certain information as to the shares of the Common Stock beneficially owned as of December 31, 2021 by the 1) Company's Executive Officers, 2) each member of the Board of Directors, 3) all executive officers and directors as a group, and 4) each person known by the Company to beneficially own 5% or more of the outstanding stock. Mr. Paddon’s and all Directors’ holdings were unchanged at April 30, 2022.

Name of Beneficial Owners	Amount of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned	Dollar Range of Common Stock Beneficially Owned
Executive Officers
Patrick E. Paddon	6,427,200	62.5%	Over $100,000
Glen T. Tsuma	1,344,422	13.1%	Over $100,000
S. Leslie Jewett	147,582	1.4%	Over $100,000
Independent Directors
Michael H. Lowry	21,336	*	Over $100,000
Harris Ravine	14,200	*	Over $100,000
Danilo Cacciamatta	39,063	*	Over $100,000
Robert W. Kelley	4,061	*	$50,001 - $100,000
Directors and Executive Officers (as group, 7)	7,997,864	77.8%

                                                                                                                                               *  Less than one percent

Over 5% Shareholders
M3 Partners LP	786,000	8.4%
Twin Oaks MP LLC	521,112	5.1%

The following table sets forth certain information for each Director and Officer:

Name, Age, Address*	Age	Position	Director since	Occupation For Last 5 years	Number of Portfolios Overseen	Other Directorships

  Interested Directors

Patrick E. Paddon	71	Chairman and Chief Executive Officer	1977	Chief Executive Officer	1	None
Glen T. Tsuma	68	Chief Operating Officer, Director	1981	Chief Operating Officer	1	None

Independent Directors

Michael H. Lowry	77	Director	1992	Retired	1	None
Harris Ravine	78	Director	1994	Retired	1	None
Danilo Cacciamatta	76	Director	2001	Retired	1	None
Robert S. Kelley	83	Director	2020	Retired	1	None

Executive Officer, Not a Director

S. Leslie Jewett	67	Chief Financial Officer	Chief Financial Officer of	1	None

*       Address for each officer or director is California First Leasing Corporation, 5000 Birch Street, Suite 500, Newport Beach, CA 92660

Biographical Information

The following information describes the business experience of our Board of Directors and executive officers.

Interested Directors:

Patrick E. Paddon, age 71, founded the Company in 1977, has served as the President and a Director of the Company since its inception and has been Chief Executive Officer since 1990. From October 2013 to February 2021, Mr. Paddon served as a director of California First National Bank (“CalFirst Bank”), and served as Chief Executive Officer of CalFirst Bank from October 2015 until it was sold in February 2021. Mr. Paddon is the spouse of Ms. Jewett.

Glen T. Tsuma, age 68, joined the Company in May 1981, has been Chief Operating Officer since August 1989 and Secretary since October 1991. From June 2011 to February 2021, Mr. Tsuma was Vice Chairman of CalFirst Bank. Prior to joining the Company, he was an audit manager with Arthur Young & Company.

Independent Directors:

Michael H. Lowry, age 77, was elected to the Board of Directors in August 1992. From May 2011 to February 2021, Mr. Lowry also served as a director of CalFirst Bank. From 1994 until he retired in December 2010, Mr. Lowry was a Managing Director of Nomura Securities North America, LLC, an investment banking firm. Prior to joining Nomura Securities, Mr. Lowry had been employed by the investment banking firm of Bear Stearns & Co., Inc. from 1991 to 1993 and by the investment banking firm of Kidder, Peabody & Co. Incorporated from 1970 to 1990.

Harris Ravine, age 78, was elected to the Board of Directors in February 1994, and served as Chairman of the Board of CalFirst Bank from May 2001 to February 2021. Mr. Ravine was Chief Operating Officer from March 2009 through June 2017 for Rocky Mountain Public Broadcasting, Inc., the holder and operator of five public broadcasting licenses in the State of Colorado. Prior to that, he was Managing Director with The Ravine Group, an advisory services and investment firm.

Danilo Cacciamatta, age 76, was elected to the Board of Directors in June 2001 and served as a director of CalFirst Bank from May 2001 to February 2021. Mr. Cacciamatta was the Chief Executive Officer of Cacciamatta Accountancy Corporation until May 2010, a position he held for more than ten years. As a result of Mr. Cacciamatta’s years of experience in public accounting, which included sixteen years with KPMG Peat Marwick, the Board has determined that Mr. Cacciamatta qualifies as an “audit committee financial expert.”

Robert W. Kelley, age 83, was elected to the Board of Directors in December 2020 and  served as a director of CalFirst Bank from May 2001 to February 2021. From 1965 through 1995, Mr. Kelley was employed by the Office of the Comptroller of the Currency (“OCC”) as Senior National Bank Examiner, including serving as Examiner-in-Charge of the Los Angeles and Orange subregions.  After retiring from the OCC, Mr. Kelley served as an independent consultant to large and small financial institutions.

Officers:

S. Leslie Jewett, age 66, joined the Company in September 1991 as Vice President - Finance.  In April 1994, Ms. Jewett was named Chief Financial Officer of the Company. From May 2001 to February 2021, Ms. Jewett served as a director of CalFirst Bank, and from October 2011 thru October 2015, she also served as President of CalFirst Bank. In February 2022 she was appointed Compliance Officer of the Company. From 1981 to 1990, she held various positions in the Corporate Finance group at Kidder, Peabody & Co. Incorporated. Ms. Jewett has a BA from Swarthmore College and an MBA from Stanford University.  Ms. Jewett is the spouse of Mr. Paddon.

Corporate Governance Policies and Practices

With over 60% of the Company’s Common Stock owned by Patrick Paddon, Chairman and Chief Executive Officer, the Company is a “controlled company”.  Section 2(a)(9) of the 1940 Act establishes a presumption of control if a person owns beneficially more than 25 per centum of the voting securities of a company. Notwithstanding such control, four of the seven Directors, a majority, are considered to be “independent directors” in accordance with guidelines established by the OTCQX Market and not “interested persons” as defined in Section 2(a)(19) of the 1940 Act. No Independent Director has a material relationship with the Company that would impair their independence from management or otherwise compromise their ability to act as an Independent Director. Based on the small size of the Board, long service and different qualifications and contributions  of the Independent Directors, the Company does not have a lead independent director.

The position of Chairman of the Board of Directors and Chief Executive Officer are both held by Mr. Paddon. As founder of the Company and majority shareholder owning more than 60% of the Company’s common stock, the Board of Directors believes this leadership structure is appropriate for the Company. Mr. Paddon has extensive knowledge of the Company’s strategy and challenges, operations and financial condition, and is best situated to set agendas and lead discussions on matters affecting the Company’s business. Based on his holdings in the Company’s common stock and 45-year history of leadership, the Board believes Mr. Paddon’s interests are consistent with the best interests of CFNB shareholders.

The Company’s management is responsible for the day-to-day management of the lease and investment businesses and the risks the Company faces, while the Board of Directors has overall responsibility for risk oversight with a focus on the most significant risks related to market, credit, liquidity, operational and regulatory risk as well as overall enterprise risk.  The Board regularly engages in discussions of the Company’s business and investment operations, and receives financial reports that inform its oversight of the Company at quarterly meetings, and receives interim reports on an ad hoc basis between meeting that keep them informed. The Board has established an Audit Committee.

The Audit Committee of the Board of Directors is made up of only the Independent Directors identified above. The Board of Directors has determined that each Audit Committee member has sufficient knowledge in financial and auditing matters to serve on the committee, and further that Mr. Cacciamatta is an “audit committee financial expert” as that term is defined in regulations issued by national securities exchanges and the 1940 Act. The Audit Committee has responsibility for oversight of: (a) the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof, (b) the Company's systems of internal accounting and financial controls, and (c) the annual audit of the Company's financial statements. The Audit Committee has the sole authority and responsibility for selecting the firm of independent public accountants to be retained by the Company to perform the audit, and a shareholder vote on such selection is not required as long as the audit committee is composed solely of independent directors. The Audit Committee has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board of Directors adopted an Audit Committee Charter in June 2000, amended it in August 2002 and October 2004 and subsequently amended and restated it in May 2021. The Audit Committee met three times during fiscal 2021.

Code of Ethics

It is the intent of the Company to conduct its business operations in accordance with the highest degree of integrity and ethical standards. Apart from service as an executive officer or on the Board of Directors, there are no additional relationships between the Company and any Related Person, nor are there any related party transactions between any Related Persons and the Company. A "Related Person" is any director or executive officer of the Company, any shareholder owning in excess of 5% of the total equity of the Company, and any "immediate family member" of any such person.

The Company holds its employees, officers and directors to an explicit Code of Ethics and requires reporting of conflicts with or breaches of this code. Such Code of Ethics conforms to Rule 17j-1 under the 1940 Act that makes it unlawful for Company employees and other Related Persons to engage in “fraudulent, deceptive or manipulative” practices in connection with their personal transactions in securities when those securities are held or to be acquired by the Company. Under the Code of Ethics, Related Persons may engage in personal securities transactions, but are required to report certain securities transactions for monitoring purposes.  In addition, the Ethics Code is available on the Company’s website under Investor Relations/Corporate Governance at www.calfirstlease.com.  The codes of ethics are also available on the EDGAR Database on the SEC’s website (http://www.sec.gov), and copies of these codes may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

                Privacy Policy

The Company has systems in place to safeguard shareholder privacy, with access to all information limited to a need to know basis. Through our transfer agent, Computershare Trust Company, the Company has access to nonpublic shareholder information such as name, address, tax identification number and the shares held that is used to send annual reports, proxy statements, tax statements or other information required by law. This information is not shared with any non-affiliated third party except pursuant to contracts to perform transaction processing, servicing or maintaining shareholder accounts. These companies are required to protect information and use it solely for the purpose for which they received it.

Compliance Policies and Procedures

The Company has written policies and procedures that it believes are reasonably designed to prevent violation of the federal securities laws and requires the review of these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. The Compliance Officer is responsible for administering these policies and procedures.

The 1940 Act requires investment companies to disclose how they vote proxies relating to securities owned, including the policies and procedures used to determine how to vote proxies relating to portfolio securities. Going forward, the Company will be required to file with the SEC and make available to shareholders the specific proxy votes cast in shareholder meetings of securities owned by the Company. The Board delegated the responsibility for voting proxies to the Company’s Compliance Officer, subject to the Board’s continuing oversight and in a manner consistent with the best interests of the Company and its shareholders. The Compliance Officer will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by the Company. Although the Compliance Officer will generally vote against proposals that may have a negative impact on its  portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.  The Compliance Officer may also determine to abstain from voting in certain circumstances when consistent with the best interests of the Company.  In the event that a proxy proposal raises a material conflict of interest, the Compliance Officer must disclose any potential conflict that she is aware of and any contact that she has had with any interested party regarding a proxy vote to the Audit Committee, and is prohibited from revealing how the Company intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Officer and Director Compensation

Each non-employee director is paid an annual retainer of $36,000 plus expenses for service on the Company’s Board.  Directors who are employees of the Company do not receive any fees for their services as directors.

The following summary compensation table discloses compensation paid by the Company to the Executive Officers for the fiscal years ended June 30, 2021 and 2020, respectively.  No executive officer receives any incentive compensation related to the performance of the investment or lease portfolios.

Name and Principal Position	Year	Salary	Bonus	All Other Compensation (1)	Total
Patrick Paddon President. Chief Executive Officer	2021	$180,000	-	$6,712	$186,712
	2020	$180,000	-	$7,124	$187,124
Glen T. Tsuma Chief Operating Officer	2021	$180,000	-	$5,237	$185,237
	2020	$180,000	-	$6,632	$186,632
S. Leslie Jewett Chief Financial Officer	2021	$250,000	-	$4,100	$254,100
	2020	$250,000	-	$4,033	$254,033

(1)     Includes contribution under the Company's 401(k) Plan, certain professional fees, and club memberships.

The Company has not entered into any employment agreements with any of the Executive Officers and all officers are considered “at will” employees. The Company has no commitments for payments to be made or benefits provided in the event the employment of the Executive Officer is terminated. The Company does not maintain or make contributions to a defined benefit plan for any employees.  The Company indemnifies each of the executive officers to the fullest extent permitted under California law against expenses and, in certain cases, judgments, settlements or other payments incurred by the officer or director in suits brought by the Company, derivative actions brought by shareholders and suits brought by other third parties related to the officer’s or director’s service to the Company. The 1940 Act prohibits the protection of any officer or director against any liability arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Taxes

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by U.S. shareholders. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, traders in securities that elect to mark-to-market their securities holdings, tax-exempt organizations, partnerships, shareholders who are not United States persons (as defined in the Code), shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that investors have acquired and will hold their Shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. Prospective shareholders are urged to consult their own tax advisors regarding the non-U.S. and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the Company.

Taxation of the Company: In General

The Company does not, and does not expect in the near future to,  qualify for taxation as a regulated investment company (“RIC”) under Subchapter M of Chapter 1 of the Code. To qualify, a corporation must meet certain income, asset diversification and distribution requirements. Since the Company does not expect to qualify as a RIC, the Company will continue to pay state and federal income tax at the Company level, which  reduces reported net income and potentially cash available for paying dividends to shareholders.

Dividends paid by Company

For federal income tax purposes, dividends paid by the Company are categorized as “qualified” dividends as they are paid out of retained earnings. The Company expects its dividends to continue to be treated as qualified dividend income, and generally taxed at reduced rates for non-corporate shareholders. By February 15 of each year, the Company’s Transfer agent will send to shareholders a statement showing the tax status of dividends paid for the prior year. For shareholders that are non-U.S. persons, dividends paid by the Company will generally be subject to withholding of U.S. federal income tax at the rate of 30%, or any lower rate provided by an applicable tax treaty.

The Company may be required in certain circumstances to apply backup withholding to dividends payable to non-corporate shareholders who fail to provide the Company with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. The backup withholding rate is currently 28%. Backup withholding is not an additional tax and any amount withheld may be credited against a shareholder’s U.S. federal income tax liabilities. Backup withholding will not be applied to payments that have already been subject to the 30% withholding tax described above.

Disposition of Shares by Shareholders

The sale of Shares by a shareholder may give rise to a taxable gain or loss. In general, any gain or loss realized upon a taxable disposition of Shares will be treated as long-term capital gain or loss if the Shares have been held for more than 12 months. Otherwise the gain or loss will generally be treated as short-term capital gain or loss. The 30% withholding tax generally will not apply to the proceeds of Share sales. A repurchase of its Shares by the Company generally is expected to be treated as a sale of the Shares by the shareholder. If, however, the shareholder continues to own Shares of the Company after the repurchase (including Shares owned by attribution), and if the repurchase does not otherwise qualify as a redemption under the Code, some or all of the amounts received by such shareholder in the repurchase may be recharacterized as a distribution taxable as a dividend. There is also a risk that shareholders who do not participate in the repurchase may be deemed to have received such a dividend as a result of their proportionate increase in the ownership of the Company. Except to the extent characterized as a dividend in the context of a redemption, the 30% withholding tax generally will not apply to the proceeds of Share sales.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, investors should consider the potential state and local tax consequences of an investment in the Company.

Medicare Tax

Company dividends and gains on the sale of Company Shares will generally be included in the computation of net investment income for purposes of the 3.8% Medicare contribution tax, which applies to individuals with income exceeding specified thresholds and to certain estates and trusts.

Under legislation enacted in March 2010 known as “FATCA” (the Foreign Account Tax Compliance Act), withholding will be imposed on all Company dividends payable to certain shareholders that fail to meet prescribed information reporting or certification requirements. In general, no such withholding will occur with respect to a U.S. person or non-U.S. individual that timely provides a valid IRS Form W-9 or W-8, respectively. Shareholders potentially subject to withholding include foreign financial institutions (“FFIs”), such as non-U.S. investment funds, and non-financial foreign entities (“NFFEs”). To avoid withholding under FATCA, an FFI generally must enter into an information sharing agreement with the Internal Revenue Service (“IRS”) in which it agrees to report certain identifying information with respect to its U.S. account holders (which, in the case of an entity shareholder, will include its direct and indirect U.S. owners), and an NFFE generally must identify itself and, in certain circumstances, provide information regarding its substantial U.S. owners, if any. A non-U.S. shareholder resident or doing business in a country that has entered into an intergovernmental agreement with the U.S. to implement FATCA will be exempt from FATCA withholding provided that the shareholder and the applicable foreign government comply with the terms of such agreement.

Other Taxes

The foregoing is a summary of some of the tax rules and considerations affecting shareholders and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Company. Non-U.S. investors are urged to consult with their own tax advisers regarding any proposed investment in the Company. A shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible property taxes that may be imposed by various jurisdictions. It is the responsibility of each shareholder to file all appropriate tax returns that may be required. Each prospective shareholder is urged to consult with his or her tax adviser with respect to any investment in the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and Nine months Ended March 31, 2022

The Company’s operating results are comprised of two primary components:

•         Investment income from cash and publicly traded equity securities including current income from dividends, realized and unrealized gains or losses in the value of the securities, and interest earned on money market balances.

•         Lease income includes direct finance and interest income earned from leases and loans, as well as other income from sales of leased property, sales of leases and operating lease income.

Through February 26, 2021, the Company operated as a bank holding company and was exempt from registration as an investment company under the 1940 Act. Effective with registering as an investment company in February 2022, the Company’s financial statements and discussion of results are revised to conform to 40 Act requirements, and prior period statements will not be restated.

The Company’s periodic earnings can fluctuate widely due to including gains and losses on equity securities, including unrealized amounts that are determined based on stock prices on the last day of a fiscal quarter. Past performance is no guarantee of future results.

Highlights

For the three months ended March 31, 2022, the Company reported a net loss of $2.23 million, or negative $(0.22) per share. For the nine months ended March 31, 2022, net earnings were $8.30 million, or $0.81 per share. The net asset value per share of $22.64 per share at March 31, 2022 was down 1.0% from $22.86 per share at December 31, 2021 but up 1.1% from $22.39 at June 30, 2021. The total return to shareholders, inclusive of expenses and taxes, was negative .9% for the third quarter but positive 3.6% for the nine months ended March 31, 2022.  Third quarter results were obtained during a period that stock indexes suffered their worst performance in two years and certain markets recorded extreme moves.

(in thousands, except per share data)	Three Months		Nine Months
	Ended March 31		Ended March 31
	2022	2021 (1)	2022	2021 (1)
Dividends and interest	$996	$857	$3,028	$1,995
Realized and unrealized securities gain (loss)	(4,363)	15,100	7,355	31,665
Investment Income (loss)	(3,367)	15,957	10,383	33,660
Direct finance and loan income	606	1,224	1,968	3,231
Other lease income	176	2,708	746	5,232
Lease Income	782	3,932	2,714	8,463
Operating Expenses (1)	720	1,224	2,265	3,414
Income taxes	(1,080)	5,276	2,534	8,791
Net Income (loss)	$(2,225)	$13,389	$8,298	$29,918

Beginning Net Asset Value (NAV) per share	$22.86	$20.48	$22.39	$19.41
Net income (loss) per share	(0.22)	1.30	0.81	2.91
Dividends paid per share	-	-	0.56	0.54
Net Asset Value per share, end of period	$22.64	$21.78	$22.64	$21.78

Total return (2)
CFNB, based on NAV	(0.9)%	6.4%	3.6%	15.0%
S&P 500® Index	(4.6)%	6.2%	6.5%	29.7%

(1)      Interest expense on bank deposits of $5,970 and $39,127 for the three- and nine-months ending March 31, 2021, respectively,

have been added to operating expenses.

(2)      Total return for the Company is an after-tax amount. The Standard & Poor’s 500 Total Return Index (the “S&P 500 (TR)”) is

an unmanaged benchmark of large U.S. corporations that assumes reinvestment of all distributions, and includes both capital gains and distributions from companies in the return calculation.

Investment Operations

The equity securities portfolio produced a negative (0.9)% return in the third quarter ended March 31, 2022, compared to a negative (4.6)% all-in return on the benchmark S&P 500® index. The Company realized gains early in the quarter on certain investments that had been held for some time and whose price had moved significantly over the prior months, including AbbVie Inc and CVS Health Corp. The Company also took advantage of price declines to add new positions and increase holdings in others. Despite the market turmoil caused by the situation in Ukraine, increase in inflation and shift in monetary policy from the FRB, the Company’s investments held up relative to the market.

For the nine months ended March 31, 2022, the equity portfolio had a return of 3.6%, compared to a 6.5% return on the benchmark S&P 500® index for the same 9-month period.  The top contributors to nine-month investment returns were Cleveland-Cliffs and Exxon while the largest losses were seen with Alibaba Group Holdings and Skyworks Solutions. Inflation, supply chain issues, rising interest rates, tension between the U.S. and China, and COVID-19 have dominated the news cycle and driven volatility in the equity markets. We view many of the detractors in performance as short-term price swings and opportunities to increase our investment in high-quality companies and not reflective of their long-term prospects.

The following is a summary of investment activity for the three and nine months ended March 31, 2022:

	Three	Nine
	Months	Months
Beginning of the period	($ in thousands)
Cash and money market accounts (MMA)	$12,600	$37,045
Equity securities	201,307	160,125
Beginning investment portfolio, at fair value	$213,907	$197,170
Equity investments acquired	23,104	64,447
Cost of equity investments sold	(31,254)	(43,266)
Gain (loss) on equity securities	(4,363)	7,355
Net realized gain on equity securities	(8,691)	(8,559)
Increase (decrease) in MMA	21,085	(3,360)
Ending investments portfolio, at fair value	$213,788	$213,788

By industry, oil and gas related stocks contributed the greatest return during the third quarter amid the surge in oil prices and higher inflation expectations. Strong results were also seen from Bristol Myers and a new investment in Cleveland-Cliffs. Offsetting these gains was a pullback in semiconductor-related stocks and Ford Motor Company, both which had outperformed during the first six months through December 2021. The five largest industry positions at March 31, 2022 are as follows:

($ in thousands)				Dividend
	Cost	Value	% Assets	Yield
Semiconductors	$34,017	$44,983	18.3%	0.99%
Oil & Gas	11,372	18,609	7.6%	3.39%
Internet Content	16,137	18,174	7.4%	0.04%
Telecom Services	15,571	14,049	5.7%	4.91%
Drug Manufacturers	8,620	11,305	4.6%	2.96%

	$85,717	$107,120	43.6%

Interest and Dividend Income

A key component of the Company’s investment strategy is to generate current income on its investments through dividends, in addition to the opportunity to realize investment returns from appreciation in stock values. Of the 32 stock positions held at March 31, 2022, 23 pay a dividend, accounting for 79% of the fair value of equity securities at March 31, 2022. The following table presents the Company’s average balances and yields earned on investments for the periods shown:

Investment assets	Period Ended:			Period Ended:
($ in thousands)	March 31, 2022			March 31, 2021
	Average			Average
	Balance	Income	Yield	Balance	Income	Yield (1)
Three Months
Money Market and bank deposits	$30,402	$8	0.11%	$94,771	$24	0.10%
Equity securities (1)	181,323	988	2.18%	104,630	833	3.18%
	$211,725	$996	1.88%	$199,401	$857	1.72%
Nine Months
Money Market and bank deposits	$28,315	$17	0.08%	$118,470	$86	0.10%
Equity securities (1)	177,330	3,011	2.26%	84,078	1,909	3.03%
	$205,645	$3,028	1.96%	$202,548	$1,995	1.31%

(1)      Equity securities in fiscal 2021 periods include stock owned in the Federal Reserve Bank of San Francisco and the Federal Home Loan Bank of San Francisco that were sold with the bank in March 2021.

Total dividend and interest income for the third quarter ending March 31, 2022 of $996,000 increased 16.2% as a 20.9% or $171,000 increase in dividend income was offset slightly by a $31,600 reduction in interest earned on money market accounts related to a 67.9% decrease in average balances.    The increase in dividends to $988,000 for the third quarter of fiscal 2022 included a 73.3% increase in average securities balances to $181.3 million offset by a 101-basis point reduction in average yield to 2.18%.

For the first nine months of fiscal 2022, interest and dividend income from investments increased 51.8% to $3.03 million from $2.0 million for the first nine months of the prior year. Dividend income for the first nine months of fiscal 2022 increased $1.2 million or 63.8% to $3.0 million as average equity security balances were 114.7% higher while the average yield declined by 70 basis points to 2.26%. A $139,400 decrease in interest income for the first nine months of fiscal 2022 was due to a $94.7 million decrease in average balances held in interest earning accounts.

Lease Operations

Third quarter fiscal 2022 lease bookings were minimal, compared to $4.9 million booked during the third quarter of fiscal 2021, as most leases continued to remain in process.  Third quarter lease originations of $69.5 million included the brokering of  three large leases, leaving the backlog of approved lease commitments of $6.6 million at March 31, 2022, compared to $3.8 million at December 31, 2021 and $5.8 million at June 30, 2021.  No new loans were booked in fiscal 2022. Transactions in process of $2.1 million at March 31, 2022 are up from $1.75 million at June 30, 2021.

Finance income of $509,000 for the third quarter was down 52.1% due to a 37.4% decrease in average lease balances to $26.9 million and a 233-basis point decrease in the average yield to 7.56%.  The prior year quarter benefitted from accelerated finance income from a large early lease termination that boosted the average yield by 233 basis points.   The following table presents the Company’s average lease and loan balances, finance and loan income and related yields earned, presented on an annualized basis.

Lease Operations	Period Ended			Period Ended:
($ in thousands)	March 31, 2022			March 31, 2021
	Average			Average
	Balance	Income	Yield	Balance	Income	Yield
Three Months
Net investment in leases	$26,937	$509	7.56%	$43,020	$1,064	9.89%
Commercial loans	3,338	32	3.83%	3,685	37	4.02%
Lease and loan assets	$30,275	$541	7.15%	$46,705	$1,101	9.43%
Nine Months
Net investment in leases, net	$29,436	$1,676	7.59%	$44,765	$2,957	8.81%
Commercial loans	3,432	127	4.93%	3,573	101	3.77%
Lease and loan assets	$32,868	$1,803	7.31%	$48,338	$3,058	8.44%

Finance income of $1.68 million for the first nine months of fiscal 2022 decreased by 43.3% as the average investment in leases declined 34.2% to $29.4 million and the average yield earned decreased by 122 basis points to 7.59%.

Provision for Credit Losses

The credit portfolio continued to perform well, with no past due or non-accrual credits at March 31, 2022. During the third quarter, the Company released reserves of $65,000 compared to releasing reserves of $122,600 in the 2021 third quarter.  For the first nine months of fiscal 2022, the release of $165,000 of reserves compared to a $173,000 release of reserves during the first nine months of fiscal 2021. At March 31, 2022, the allowance for credit losses of $410,600, 1.44% of total leases and loans, is down 34% from $620,000 at June 30, 2021 and reflects the 28% decline in the lease portfolio since June 30, 2021.

Other Lease Income

For the third quarter of fiscal 2022, other lease income of $240,564 compared to $2.8 million for the third quarter of the prior year that included the $2.3 million gain realized on the sale of the bank subsidiary.  Other lease income of $910,800 for the first nine months of fiscal 2022 compared to $5.4 million reported in the first nine months of fiscal 2021.  Excluding the gain on the sale of the bank, other lease income for the first nine months of fiscal 2022 was down due to a $2.34 million decrease in income from end of term transactions, offset by a $315,400 increase in other income related to employee retention credits.

Operating Expenses

The Company’s operating expenses of $719,800 for the quarter ended March 31, 2022 declined by $503,800 or 41.2% from $1.22 million in the third quarter of fiscal 2021.  The decrease included a $442,800, or 48% reduction in compensation costs related to elimination of bank personnel following its sale, as well as other personnel reductions.  For the nine months ended March 31, 2022, operating expenses of $2,27 million declined 33.6% from $3.4 million for the same period of the prior year and included a $962,000 or 38.0% reduction in compensation costs and $186,700 decline in all other expenses.

Income Taxes

The Company’s effective income tax rate reflects the benefit of the dividends-received deduction applicable to income from equity securities, and also varies due to changes in the mix of pre-tax earnings, the magnitude of gains or losses included in earnings from investments in equity securities, and underlying income tax rates applicable in various taxing jurisdictions. For the quarter ended March 31, 2022, the net tax benefit of $2.22 million included a provision of $184,000 accrued at 17.4% on lease and dividend income offset by a $1.26 million tax benefit accrued at 28.9% on net equity security losses.  For the nine months ended March 31, 2022, the tax provision of $2.5 million reflected a $2.1 million provision on equity gains, and benefited from a credit in the first quarter for a change in state apportionment on the deferred tax liability.

The Company’s components of earnings and taxes are summarized as follows:

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
(dollars in thousands)	2022	2021	2022	2021
Pretax earnings excluding securities gain (loss)	$1,058	$3,565	$3,477	$7,044
Pre-tax gain (loss) on securities	(4,363)	15,100	7,355	31,665
Pretax (loss) earnings	(3,305)	18,665	10,832	38,709
Income tax expense excluding securities gain (loss)	184	957	447	1,886
Income tax expense (benefit) on securities gain (loss)	(1,264)	4,319	2,087	9,057
Income tax valuation allowance	-	-	-	(2,152)
Net tax (benefit) expense	(1,080)	5,276	2,534	8,791
Net earnings excluding securities gain (loss)	874	2,608	3,030	5,158
Net equity securities gain (loss)	(3,099)	10,781	5,268	24,760
Net earnings (loss)	$(2,225)	$13,389	$8,298	$29,918

Financial Condition Analysis

Total assets at March 31, 2022 of $245.5 million were down 2.7% from $252.3 million at December 31, 2021 but up 1.1% from $242.9 million at June 30, 2021 and 3.0% from March 31, 2021.  The change since June 30, 2021 includes an increase of $20.0 million in the equity portfolio, offset by a $10.9 million decline in the net investment in leases and loans and a $3.4 million decrease in cash and money market deposits.

	March 31,	December 31,	September 30,	June 30,
	2022	2021	2021	2021
Cash & money market accounts	$33,685	$12,600	$30,847	$37,045
Equity investments	180,103	201,307	163,495	160,125
Net investment in leases & loans	28,089	32,110	33,354	39,030
Stockholders' equity	232,839	235,064	224,544	230,300
Total Assets	$245,541	$252,269	$234,801	$242,917

The net investment in leases and loans of $28.1 million at March 31, 2022 was down 28.0% from $39.0 million at June 30, 2021, and 12.5% from $32.1 million at December 31, 2021.  During the nine months ended March 31, 2022 and 2020, 100% of the new leases booked were retained in the Company’s portfolio.  No commercial loans were booked.

The Company often makes payments to purchase leased property prior to the commencement of a lease.  The lessee generally is obligated by the lease to make rental payments directly to the Company during the period that the transaction is in process, and contractually obligated to reimburse the Company for all disbursements under certain circumstances.  Income is not recognized while a transaction is in process and prior to the commencement of the lease.  At March 31, 2022, the Company’s investment in property acquired for transactions in process of $2.1 million was up from $1.75 million at June 30, 2021.  These commitments are binding and generally have expiration dates or termination clauses and are estimated to be completed within one year.

Asset Quality

The Company disaggregates the portfolio into four classes: 1) commercial leases, 2) education, government and non-profit (“EGNP”) leases, 3) commercial and industrial loans and 4) commercial real estate loans.  The Company’s also classifies all leases and loans in accordance with a risk rating system under which leases and loans may be rated as “pass”, “special mention”, “substandard”, or “doubtful”.  The classification of the Company’s lease and loan portfolios by class is as follows:

(in thousands)			Commercial	Commercial
	Commercial	EGNP	& Industrial	Real Estate
As of March 31, 2022:	Leases	Leases	Loans	Loans	Total
Pass	$12,501	$11,142	$203	$3,114	$26,960
Special Mention	-	728	-	-	728
Substandard	787	25	-	-	812
Doubtful	-	-	-	-	0
	$13,288	$11,895	$203	$3,114	$28,500

As of June 30, 2021:
Pass	$19,250	$15,152	$281	$3,332	$38,015
Special Mention	230	-	-	-	230
Substandard	1,223	182	-	-	1,405
Doubtful	-	-	-	-	-
	$20,703	$15,334	$281	$3,332	$39,650

There were no past due credits at March 31, 2022 or June 30, 2021, and no increase in non-performing assets during the quarter or nine months ended March 31, 2022.

Allowance for Credit Losses

The allowance for credit losses covers probable and estimable losses in the Company’s lease and loan portfolios.  The allowance recorded is based on a quarterly review of all leases and loans outstanding and transactions in process.  Lease receivables, loans or residuals are charged off when they are deemed completely uncollectible.  The determination of the appropriate amount of any provision is based on management’s judgment at that time and takes into consideration all known relevant internal and external factors that may affect the portfolios.

The allowance for credit losses of $411,000 at March 31, 2022 decreased $209,000 when compared to June 30, 2021, and was reduced by $334,000 from $745,000 at March 31, 2021.  The Company considers the allowance for credit losses at March 31, 2022 adequate to cover losses specifically identified as well as inherent in the lease and loan portfolios.  However, no assurance can be given that the Company will not, in any particular period, sustain credit losses that are sizeable in relation to the amount reserved, or that subsequent evaluations of the lease and loan portfolio, in light of factors then prevailing, will not require significant increases in the allowance for credit losses.  Among other factors, economic, and political actions may have an adverse impact on the adequacy of the allowance for credit losses by increasing credit risk and the risk of potential loss even further.

	Nine months ended
	March 31,
	2022	2021
	(dollars in thousands)
Net investment in leases and loans before allowance	$28,500	$44,411

Allowance for credit losses at beginning of period	$620	$918
Charge-off of lease receivables	(44)	-
Release of (provision for) reserves for credit losses	(165)	(173)
Allowance for credit losses at end of period	$411	$745

Components of allowance for credit losses:
Allowance for lease losses	$366	$700
Residual valuation allowance	10	10
Allowance for loan losses	35	35
	$411	$745
Allowance for credit losses as a percent of net investment
in leases and loans before allowances	1.44%	1.68%

The balances and activity in the allowance by portfolio segment for the nine months ended March 31, 2022 and March 31, 2021 are presented in the following table:

			Commercial	Commercial
	Commercial	EGNP	& Industrial	Real Estate
(in thousands)	Leases	Leases	Loans	Loans	Total
Nine months ended March 31, 2022:
Balance beginning of period	$448	$137	$5	$30	$620
Charge-offs	(44)	-	-	-	(44)
Release of reserves	(130)	(35)	-	-	(165)
Balance end of period	$274	$102	$5	$30	$411

Nine months ended March 31, 2021:
Balance beginning of period	$638	$219	$-	$61	$918
Charge-offs	-	-	-	-	-
Provision	(100)	(47)	5	(31)	(173)
Balance end of period	$538	$172	$5	$30	$745

    Liquidity and Capital Resources

Following the sale of the bank subsidiary in February 2021, the Company no longer has access to bank deposits as a funding source and will rely on its existing cash and security balances, internally generated funds and non-recourse debt.  During the nine months ended March 31, 2022, the equity securities portfolio increased by 12.5% to $180.1 million, while the Company’s cash and cash equivalents decreased slightly from $37.0 million to $33.7 million at March 31, 2022.

An additional source of liquidity comes from selling, participating or assigning certain lease term payments to banks or other financial institutions.  The need for cash for operating activities will fluctuate as the Company expands or contracts.  The Company believes that existing cash and security balances, cash flow from operations, and cash flows from its financing and investing activities, will be sufficient to meet its foreseeable needs.

Item 24.  Financial Statements

(1)    Interim financial statements for the nine-month period ended March 31, 2022 and 2021

BALANCE SHEETS

(in thousands, except for share amounts)

	March 31,	June 30,	Percent
	2022	2021	Change
	(Unaudited)
ASSETS

Cash and due from banks	$33,685	$37,045	(9.1)%
Equity investments	180,103	160,125	12.5%
Leases and loans:
Net investment in leases	25,183	36,037	(30.1)%
Commercial loans	3,317	3,613	(8.2)%
Allowance for credit losses	(411)	(620)	(33.7)%
Net investment in leases and loans	28,089	39,030	(28.0)%

Property acquired for transactions in process	2,106	1,751	20.3%
Net property on operating leases	48	28	71.4%
Income taxes receivable	313	2,857	(89.0)%
Other assets	504	853	(40.9)%
Discounted lease rentals assigned to lenders	693	1,228	(43.6)%
Total Assets	$245,541	$242,917	1.1%

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Accounts payable	$1,960	$628	212.1%
Accrued liabilities	983	1,264	(22.2)%
Lease deposits	153	188	(18.6)%
Non-recourse debt	693	1,228	(43.6)%
Deferred income taxes, net	8,913	9,309	(4.3)%
Total Liabilities	12,702	12,617	0.7%

Commitments and contingencies	-	-	n/a

Stockholders' equity:
Preferred stock; 2,500,000 shares authorized; none issued	-	-	n/a
Common stock; $.01 par value; 20,000,000 shares authorized;
10,284,139 issued and outstanding both periods	103	103	0.0%
Additional paid in capital	2,314	2,314	0.0%
Retained earnings	230,422	227,883	1.1%
Accumulated other comprehensive income, net of tax	-	-	0.0%
Total Stockholders’ Equity	232,839	230,300	1.1%
Total Liabilities and Stockholders’ Equity	$245,541	$242,917	1.1%

STATEMENTS OF OPERATIONS *

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended			Nine Months Ended
	March 31,		Percent	March 31,		Percent
	2022	2021	Change	2022	2021	Change
Investment income
Dividend income	$988	$833	18.6%	$3,011	$1,909	57.7%
Interest income	8	24	(66.7)%	17	86	(80.2)%
Gain (loss) on equity securities	(4,363)	15,100	(128.9)%	7,355	31,665	(76.8)%
Total investment income	(3,367)	15,957	(121.1)%	10,383	33,660	(69.2)%

Lease income
Finance and loan income	541	1,101	(50.9)%	1,803	3,058	(41.0)%
Release of (provision for) reserves for credit losses	65	123	(47.2)%	165	173	(4.6)%
Operating and sales-type leases	33	114	(71.1)%	143	452	(68.4)%
Gain on sale of leases, loans and leased property	29	167	(82.6)%	173	2,323	(92.6)%
Other fee income	114	84	35.7%	430	114
Gain on sale of bank subsidiary	0	2,343	(100.0)%	-	2,343	(100.0)%
Total lease income	782	3,932	(80.1)%	2,714	8,463	(67.9)%

Operating expenses
Compensation and employee benefits	475	918	(48.3)%	1,571	2,533	(38.0)%
Occupancy	26	50	(48.0)%	78	150	(48.0)%
Professional and IT services	160	129	24.0%	430	492	(12.6)%
Other general and administrative	59	127	(53.5)%	186	239	(22.2)%
Total operating expenses	720	1,224	(41.2)%	2,265	3,414	(33.7)%

Earnings before income taxes	(3,305)	18,665	(117.7)%	10,832	38,709	(72.0)%

Income taxes	(1,080)	5,276	(120.5)%	2,534	8,791	(71.2)%

Net earnings	$(2,225)	$13,389	(116.6)%	$8,298	$29,918	(72.3)%

Basic earnings per common share	$(0.22)	$1.30	(116.6)%	$0.81	$2.91	(72.3)%

STATEMENT OF STOCKHOLDERS' EQUITY *

(Unaudited, in thousands, except share amounts)

			Additional
			Paid in	Retained
	Shares	Amount	Capital	Earnings	Total
Nine months ended March 31, 2021

Balance, June 30, 2020	10,284,139	$103	$2,314	$197,206	$199,623

Net earnings	-	-	-	4,963	4,963

Dividends paid	-	-	-	(5,553)	(5,553)

Balance, March 31, 2021	10,284,139	$103	$2,314	$221,571	$223,988

Nine months ended March 31, 2022

Balance, June 30, 2021	10,284,139	$103	$2,314	$227,883	$230,300

Net earnings	-	-	-	8,298	8,298

Dividends paid	-	-	-	(5,759)	(5,759)

Balance, March 31, 2022	10,284,139	$103	$2,314	$230,422	$232,839

*  For periods prior to February 26, 2021, financial statements represent the consolidation of California First

National Bancorp and subsidiaries, California First National Bank and California First Leasing.

STATEMENTS OF CASH FLOWS *

(Unaudited, in thousands)

	Nine Months Ended
	March 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings	$8,298	$29,918
Adjustments to reconcile net earnings to cash flows
provided by (used for) operating activities:
(Release of) provision for credit losses	(165)	(173)
Depreciation and net amortization	46	97
Gain on sale of leased property and sales-type lease income	(161)	(2,114)
Gain on equity securities, net	(7,355)	(31,665)
Gain on sale of bank subsidiary	-	(2,343)
Deferred income taxes, including income taxes payable	(396)	7,815
Decrease in income taxes receivable	2,545	-
Net decrease in accounts payable and accrued liabilities	(280)	(820)
Other, net	32	178
Net cash provided by operating activities	2,564	893

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in leases, loans and transactions in process	(4,394)	(28,847)
Payments received on lease receivables and loans	16,362	32,346
Proceeds from sales of leased property and sales-type leases	439	2,518
Proceeds from sales and assignments of leases	-	4,725
Purchase of equity securities	(64,447)	(52,664)
Pay down on investments	-	452
Proceeds from sale of equity securities	51,824	28,776
Proceeds from sale of bank subsidiary	-	4,523
Net decrease (increase) in other assets	51	(121)
Net cash used for investing activities	(165)	(8,292)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in time certificates of deposit	-	(22,259)
Net decrease in demand and savings deposits	-	(34,548)
Dividends to stockholders	(5,759)	(5,554)
Net cash used for financing activities	(5,759)	(62,361)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,360)	(69,760)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	37,045	153,742
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$33,685	$83,982

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Decrease in lease rentals assigned to lenders and related
related non-recourse debt	$(535)	$(535)
Estimated residual values recorded on leases	$(19)	$(716)
Interest paid on deposits and borrowed funds	$-	$43
Income taxes paid	$385	$976
Addition to ROU assets from new operating lease liabilities	$-	$336
Remaining bank equity capital paid at sale closing	$-	$12,524

*         For periods prior to February 26, 2021, financial statements represent the consolidation of California First National Bancorp and subsidiaries, California First National Bank and California First Leasing.

NOTES TO FINANCIAL STATEMENTS

NOTE 1- BASIS OF PRESENTATION

The accompanying unaudited financial statements of California First Leasing Corporation (the “Company,” or “CalFirst Leasing” or “CFNB”) have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The financial statements should be read in conjunction with the financial statements and notes thereto included in the Annual Report for the year ended June 30, 2021.

In the opinion of management, the unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the balance sheet as of March 31, 2022 and the statements of earnings, cash flows and stockholders’ equity for the periods presented. The results of operations for the three and nine-month periods ended March 31, 2022 are not necessarily indicative of the results of operations to be expected for the entire fiscal year ending June 30, 2022.

Certain reclassifications have been made to the fiscal 2021 financial statements to conform to the presentation of the fiscal 2022 financial statements.

NOTE 2 – FAIR VALUE MEASUREMENT

ASC Topic 820: “Fair Value Measurements and Disclosures” defines fair value as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.  ASC Topic 820 establishes a three-tiered value hierarchy that prioritizes inputs based on the extent to which inputs used are observable in the market and requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs.  If a value is based on inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.  The three levels of inputs are defined as follows:

  Level 1 - Valuation is based upon unadjusted quoted prices for identical instruments traded in active markets;
  Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market;
  Level 3 - Valuation is generated from model-based techniques that use inputs not observable in the market and based on the entity’s own judgment.  Level 3 valuation techniques could include the use of option pricing models, discounted cash flow models and similar techniques, and rely on assumptions that market participants would use in pricing the asset or liability.

ASC 820 applies whenever other accounting pronouncements require presentation of fair value measurements, but does not change existing guidance as to whether or not an instrument is carried at fair value.  As such, ASC 820 does not apply to the Company’s investment in leases.  The Company’s financial assets measured at fair value on a recurring basis include equity securities and a mutual fund investment at March 31, 2022 and June 30, 2021; there were no liabilities subject to ASC 820.

Equity securities and a mutual fund investment generally are reported at fair value utilizing Level 1 and Level 2 inputs  by reference to the market closing or last trade price (Level 1 inputs). In the unlikely event that no trade occurred on the applicable date, an indicative bid or the last trade most proximate to the applicable date would be used (Level 2 inputs).

The Company’s assets, which are measured at fair value on a recurring basis as of March 31, 2022 and June 30, 2021 are summarized as follows:

		Quoted Price in		Significant
		Active Markets for	Significant Other	Unobservable
	Total	Identical Assets	Observable Inputs	Inputs
Description (in thousands)	Fair Value	(Level 1)	(Level 2)	(Level 3)
As of March 31, 2022
Equity securities	$178,996	$178,996	$-	$-
Mutual fund investment	1,107	1,107	-	-
	$180,103	$180,103	$-	$-

		Quoted Price in		Significant
		Active Markets for	Significant Other	Unobservable
	Total	Identical Assets	Observable Inputs	Inputs
Description (in thousands)	Fair Value	(Level 1)	(Level 2)	(Level 3)
As of June 30, 2021
Equity securities	$158,730	$158,730	$-	$-
Mutual fund investment	1,395	1,395	-	-
	$160,125	$160,125	$-	$-

NOTE 3 – fair value of Financial Instruments

In accordance with ASC 825-50, the following table summarizes the estimated fair value of financial instruments as of March 31, 2022, and June 30, 2021, and includes financial instruments that are not accounted for or carried at fair value.  In accordance with disclosure guidance, certain financial instruments, including all lease related assets and liabilities and all non-financial instruments are excluded from fair value of financial instrument disclosure requirements.  Accordingly, the aggregate of the fair values presented does not represent the total underlying value of the Company.  These fair value estimates are based on relevant market information and data, however, given there is no active market or observable market transactions for certain financial instruments, the Company has made estimates of fair values which are subjective in nature, involve uncertainties and judgment and therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimated values.

For cash and cash equivalents and demand and savings deposits, because of their short-term nature, the carrying amounts approximate the fair value and are classified as Level 1 in the fair value hierarchy.  Values for equity investments securities are determined as set forth in Note 4.    For loans, the estimated fair value is calculated based on discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality and are classified as Level 3 in the fair value hierarchy.  The estimated fair values of financial instruments were as follows:

	March 31, 2022		June 30, 2021
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial Assets	(in thousands)
Cash and cash equivalents	$33,685	$33,685	$37,045	$37,045
Equity securities	180,103	180,103	160,125	160,125
Loans	3,282	3,194	3,578	3,675
	$217,070	$216,982	$200,748	$200,845

NOTE 4 – EQUITY SECURITIES:

Investments in equity securities as of March 31, 2022 and June 30, 2021 consist of holdings of public companies with readily available market values and are carried at fair value.  Gains and losses arising from changes in the fair values of equity securities based on stock prices on the last day of the fiscal period are recorded as part of investment income.  The Company’s equity portfolio is summarized in four broad industry groups in the tables below.

(in thousands)		Unrealized
	Cost Basis	Gains	(Losses)	FMV
as of March 31, 2022
Commercial / Industrial	$78,700	$24,854	$(2,699)	$100,855
Consumer	42,578	2,608	(4,389)	40,797
Financial	15,191	3,543	(216)	18,518
Healthcare	16,092	3,841	0	19,933
	$152,561	$34,846	$(7,304)	$180,103

as of June 30, 2021
Commercial / Industrial	$53,950	$15,661	$(435)	$69,176
Consumer	39,576	3,038	(16)	42,598
Financial	10,966	4,552	-	15,518
Healthcare	26,888	5,945	-	32,833
	$131,380	$29,196	$(451)	$160,125

NOTE 5 – LEASES:

Net investment in leases consists of the following:

	March 31,	June 30,
	2022	2021
	(in thousands)
Minimum lease payments receivable	$24,761	$36,417
Estimated residual value	2,538	2,798
Less unearned income	(2,116)	(3,178)
Net investment in leases before allowances	25,183	36,037
Less allowance for lease losses	(366)	(575)
Less valuation allowance for estimated residual value	(10)	(10)
Net investment in leases	$24,807	$35,452

The minimum lease payments receivable and estimated residual value are discounted using the internal rate of return method related to each specific lease.

NOTE 6 – COMMERCIAL LOANS

Commercial loans consist of the following:

	March 31,	June 30,
	2022	2021
	(in thousands)
Commercial real estate loans	$3,114	$3,332
Commercial term loan participations	223	323
Total commercial loans	3,337	3,655
Less unearned income and discounts	(20)	(42)
Less allowance for loan losses	(35)	(35)
Net commercial loans	$3,282	$3,578

Commercial loans are reported at their outstanding unpaid principal balances reduced by the allowance for loan losses and net of any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related commercial loan.

NOTE 7 – CREDIT QUALITY OF FINANCING RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The following tables provide information on the credit profile of the components of the portfolio and allowance for credit losses related to “financing receivables” as defined under ASC Topic 310, Receivables.  This disclosure on “financing receivables” covers the Company’s direct finance and sales-type leases and all commercial loans, but does not include operating leases and transactions in process.   The portfolio is disaggregated into segments and classifications appropriate for assessing and monitoring the portfolios’ risk and performance. This disclosure does not encompass all risk assets or the entire allowance for credit losses.

Portfolio segments identified by the Company include leases and loans.  These segments have been disaggregated into four classes: 1) commercial leases, 2) education, government and non-profit (“EGNP”) leases, 3) commercial and industrial loans and 4) commercial real estate loans.  Relevant risk characteristics for establishing these portfolio classes include the nature of the borrower, structure of the transaction and collateral type. The Company’s credit process includes a policy of classifying all leases and loans as “pass”, “special mention”, “substandard”, or “doubtful”. These risk categories reflect an assessment of the ability of the customer to service their obligation based on current financial position, historical payment experience, and collateral adequacy, among other factors.  The Company uses the following definitions for risk ratings:

Pass – Includes credits of the highest quality as well as credits with positive primary repayment source but one or more characteristics that are of higher than average risk.

Special Mention – Have a potential weakness that if left uncorrected may result in deterioration of the repayment prospects for the lease or loan or of the Company’s credit position at some future date.

Substandard – Are inadequately protected by the paying capacity of the obligor or the collateral, if any. Substandard credits have a well-defined weakness that jeopardize the liquidation of the debt or indicate the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – Based on current information and events, collection of all amounts due according to the contractual terms of the lease or loan agreement is considered highly questionable and improbable.

The risk classification of financing receivables by portfolio class is as follows:

			Commercial	Commercial	Total
(dollars in thousands)	Commercial	EGNP	& Industrial	Real Estate	Financing
	Leases	Leases	Loans	Loans	Receivable
As of March 31, 2022:
Pass	$12,501	$11,142	$203	$3,114	$26,960
Special Mention	-	728	-	-	728
Substandard	787	25	-	-	812
Doubtful	-	-	-	-	-
	$13,288	$11,895	$203	$3,114	$28,500
Non-accrual	$-	$-	$-	$-	$-

As of June 30, 2021:
Pass	$19,250	$15,152	$281	$3,332	$38,015
Special Mention	230	-	-	-	230
Substandard	1,223	182	-	-	1,405
Doubtful	-	-	-	-	-
	$20,703	$15,334	$281	$3,332	$39,650
Non-accrual	$-	$-	$-	$-	$-

The accrual of interest income on leases and loans will be discontinued when the customer becomes ninety days or more past due on its lease or loan payments with the Company, unless the Company believes the investment is otherwise recoverable.  Leases and loans may be placed on non-accrual earlier if the Company has significant doubt about the ability of the customer to meet its lease or loan obligations, as evidenced by consistent delinquency, deterioration in the customer’s financial condition or other relevant factors. Payments received while on non-accrual are applied to reduce the Company’s recorded value.

The aging of financing receivables by portfolio class is as follows:

		Greater			Total	Over 90
(dollars in thousands)	31-89	Than	Total		Financing	Days &
As of March 31, 2022:	Days	90 Days	Past Due	Current	Receivable	Accruing

Commercial Leases	$-	$-	$-	$13,288	$13,288	$-
Education, Government, Non-profit Leases	-	-	-	11,895	11,895	-
Commercial and Industrial Loans	-	-	-	203	203	-
Commercial Real Estate Loans	-	-	-	3,114	3,114	-
	$-	$-	$-	$28,500	$28,500	$-

As of June 30, 2021:
Commercial Leases	$-	$-	$-	$20,703	$20,703	$-
Education, Government, Non-profit Leases	-	-	-	15,334	15,334	-
Commercial and Industrial Loans	-	-	-	281	281	-
Commercial Real Estate Loans	-	-	-	3,332	3,332	-
	$-	$-	$-	$39,650	$39,650	$-

The allowance balances and activity in the allowance related to financing receivables, by portfolio segment for the three and nine months ended March 31, 2022 and 2021 are presented in the following table:

			Commercial	Commercial
	Commercial	EGNP	& Industrial	Real Estate	Total
(dollars in thousands)	Leases	Leases	Loans	Loans	Allowance
For the three months ended March 31, 2022:
Balance beginning of period	$329	$112	$5	$30	$476
Charge-offs	-	-	-	-	-
Recoveries	-	-	-	-	-
Provision	(55)	(10)	-	-	(65)
Balance end of period	$274	$102	$5	$30	$411

			Commercial	Commercial
	Commercial	EGNP	& Industrial	Real Estate	Total
(dollars in thousands)	Leases	Leases	Loans	Loans	Allowance
For the three months ended March 31, 2021:
Balance beginning of period	$588	$219	$-	$61	$868
Charge-offs	-	-	-	-	-
Recoveries	-	-	-	-	-
Provision	(50)	(47)	5	(31)	(123)
Balance end of period	$538	$172	$5	$30	$745
For the nine months ended March 31, 2022:
Balance beginning of period	$448	$137	$5	$30	$620
Charge-offs	(44)	-	-	-	(44)
Recoveries	-	-	-	-	-
Provision	(130)	(35)	-	-	(165)
Balance end of period	$274	$102	$5	$30	$411

For the nine months ended March 31, 2021:
Balance beginning of period	$638	$219	$-	$61	$918
Charge-offs	-	-	-	-	-
Recoveries	-	-	-	-	-
Provision	(100)	(47)	5	(31)	(173)
Balance end of period	$538	$172	$5	$30	$745

The following table presents the recorded investment in loans and leases and the related allowance based on impairment method as of March 31, 2022 and June 30, 2021 by portfolio segment.

			Commercial	Commercial	Total
	Commercial	EGNP	& Industrial	Real Estate	Financing
(dollars in thousands)	Leases	Leases	Loans	Loans	Receivable
As of March 31, 2022:
Allowance for lease and loan losses
Individually evaluated for impairment	$79	$40	$-	$-	$119
Collectively evaluated for impairment	195	62	5	30	292
Total ending allowance balance	$274	$102	$5	$30	$411
Finance receivables
Individually evaluated for impairment	$787	$753	$-	$-	$1,540
Collectively evaluated for impairment	12,501	11,142	203	3,114	26,960
Total ending finance receivable balance	$13,288	$11,895	$203	$3,114	$28,500

As of June 30, 2021:
Allowance for lease and loan losses
Individually evaluated for impairment	$134	$19	$-	$-	$153
Collectively evaluated for impairment	314	118	5	30	467
Total ending allowance balance	$448	$137	$5	$30	$620
Finance receivables
Individually evaluated for impairment	$1,453	$182	$-	$-	$1,635
Collectively evaluated for impairment	19,250	15,152	281	3,332	38,015
Total ending finance receivable balance	$20,703	$15,334	$281	$3,332	$39,650

(2)    Audited Financial Statements for the fiscal years ended June 30, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors
California First Leasing Corporation
Newport Beach, California

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of California First Leasing Corporation, which comprise the balance sheets as of June 30, 2021 and 2020, and the related statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of California First Leasing Corporation as of June 30, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Laguna Hills, California

September 21, 2021

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25231 Paseo De Alicia, Ste. 100 |  Laguna Hills, CA 92653-4615  |  T 949.768.0833  |  F 949.768.8408  |  EOE

BALANCE SHEETS

(in thousands, except share amounts)

	June 30,	June 30,
	2021	2020 *

ASSETS

Cash and due from banks	$37,045	$153,083
Federal funds sold	-	1,040
Equity investments	160,125	51,339
Investments	-	2,102
Property acquired for transactions-in-process	1,751	4,031
Leases and loans:
Net investment in leases	36,037	49,273
Commercial loans	3,613	3,607
Allowance for credit losses	(620)	(918)
Net investment in leases and loans	39,030	51,962

Property on operating leases, less accumulated depreciation
of $0 (2021) and $2,561 (2020)	28	867
Income tax receivable	2,857	376
Other assets	853	1,019
Discounted lease rentals assigned to lenders	1,228	1,941
Total Assets	$242,917	$267,760

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Demand and savings deposits	$-	$34,548
Time certificates of deposit	-	22,259
Accounts payable	628	3,266
Accrued liabilities	1,264	2,116
Lease deposits	188	802
Non-recourse debt	1,228	1,941
Deferred income taxes, net	9,309	3,205
	12,617	68,137

Commitments and contingencies	-	-

Stockholders' equity:
Preferred stock; 2,500,000 shares authorized; none issued	-	-
Common stock; $.01 par value; 20,000,000 shares authorized; 10,284,139
June 2021 and 2020 issued and outstanding	103	103
Additional paid in capital	2,314	2,314
Retained earnings	227,883	197,206
Total Stockholders’ Equity	230,300	199,623
Total Liabilities and Stockholders’ Equity	$242,917	$267,760

*         For periods prior to February 26, 2021, financial statements represent the consolidation of California First National Bancorp and subsidiaries, California First National Bank and California First Leasing.

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS *

(in thousands, except share and per share amounts)

	Years ended June 30,
	2021	2020	2019

Finance & loan income	$3,858	$6,162	$10,189
Investment interest and dividend income	2,845	3,788	4,001
Total interest and dividend income	6,703	9,950	14,190

Interest expense on deposits	39	373	1,599

Net interest income	6,664	9,577	12,591

Provision (release) of reserves for credit losses	(298)	(582)	(1,100)
Net interest income after provision for credit losses	6,962	10,159	13,691

Non-interest income
Operating & sales-type lease income	533	1,406	1,388
Gain on sale of leases, loans & leased property	2,481	3,229	1,839
Gain (loss) on equity securities	38,770	(9,892)	(607)
Gain on sale of bank subsidiary	2,343	-	-
Other fee income	267	42	129
Total non-interest income (loss)	44,394	(5,215)	2,749

Non-interest expenses
Compensation & employee benefits	3,137	3,720	4,892
Occupancy	177	227	508
Professional and IT services	636	784	926
FDIC and regulatory fees	(66)	56	146
Other general & administrative	350	447	601
Total non-interest expenses	4,234	5,234	7,073

Earnings (loss) before income taxes	47,122	(290)	9,367

Income taxes	10,891	2,073	2,033

Net earnings (loss)	$36,231	$(2,363)	$7,334

Basic earnings (loss) per common share	$3.52	$(0.23)	$0.71

Dividends declared per common share	$0.54	$0.52	$0.50

Weighted average common shares outstanding	10,284,139	10,284,139	10,284,139

*         For periods prior to February 26, 2021, financial statements represent the consolidation of California First National Bancorp and subsidiaries, California First National Bank and California First Leasing.

                                The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS) *

(in thousands)

	Years ended June 30,
	2021	2020	2019

Net earnings (loss)	$36,231	$(2,363)	$7,334
Other comprehensive income (loss):
Unrealized gains/(losses) on securities available-for-sale	-	35	206
Tax effect	-	(5)	(57)
Total other comprehensive income	-	30	149

Total comprehensive income (loss)	$36,231	$(2,333)	$7,483

STATEMENTS OF STOCKHOLDERS' EQUITY *

(in thousands, except for share amounts)

			Additional		Accumulated
	Common Stock		Paid in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Income (Loss)	Total

Balance, June 30, 2018	10,284,139	$103	$2,314	201,210	$1,336	$204,963

Net earnings	-	-	-	7,334		7,334
Other comprehensive income	-	-	-	-	149	149
Adoption of new accounting standard (1)	-	-	-	1,515	(1,515)	-
Dividends paid	-	-	-	(5,142)	-	(5,142)

Balance, June 30, 2019	10,284,139	103	2,314	204,917	(30)	207,304

Net loss	-	-	-	(2,363)	-	(2,363)
Other comprehensive income	-	-	-	-	30	30
Dividends paid	-	-	-	(5,348)	-	(5,348)

Balance, June 30, 2020	10,284,139	103	2,314	197,206	-	199,623

Net earnings	-	-	-	36,231	-	36,231
Dividends paid	-	-	-	(5,554)	-	(5,554)

Balance, June 30, 2021	10,284,139	$103	$2,314	$227,883	$-	$230,300

(1)    Represents the impact of Accounting Standards Update (“ASU”) 2016-01, net of taxes.

*         For periods prior to February 26, 2021, financial statements represent the consolidation of California First National Bancorp and subsidiaries, California First National Bank and California First Leasing.

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS *

(in thousands)

	Years Ended June 30,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$36,231	$(2,363)	$7,334
Adjustments to reconcile net earnings to cash flows
provided by (used for) operating activities:
Release of reserves for credit losses	(298)	(582)	(1,100)
Depreciation and net amortization	111	489	379
Gain on sale of loans held for sale	-	(19)	(94)
Proceeds from sales of loans held for sale	-	14,605	50,030
Gain on sale of leased property and sales-type lease income	(2,215)	(635)	(364)
(Gain) loss on equity securities, net	(38,770)	9,892	607
Gain on sale of bank subsidiary	(2,343)	-	-
Deferred income taxes, including income taxes payable	6,104	(528)	(2,066)
(Increase) decrease in income taxes receivable	(2,481)	(120)	2,404
Net (decrease) increase in accounts payable and accrued liabilities	(852)	848	(362)
Other, net	69	875	(274)
Net cash (used for) provided by operating activities	(4,444)	22,462	56,494

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in leases, loans and transactions in process	(30,891)	(70,491)	(49,772)
Payments received on lease receivables and loans	38,688	69,777	93,226
Proceeds from sales of leased property and sales-type leases	2,769	1,104	2,393
Proceeds from sales and assignments of leases	4,725	57,298	16,261
Net decrease (increase) in Fed funds sold	660	1,717	(2,757)
Purchase of equity securities	(115,413)	(21,344)	(38,208)
Proceeds from sale of equity securities	45,396	36,057	548
Pay down on or sales of fixed-income securities	-	24,000	13,000
Pay down on investments	452	631	821
Proceeds from sale of bank subsidiary	4,523	-	-
Net (increase) decrease in other assets	(142)	(691)	358
Net cash (used for) provided by investing activities	(49,233)	98,058	35,870

CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in time certificates of deposit	(22,259)	(24,298)	(58,945)
Net decrease in demand and savings deposits	(34,548)	(6,640)	(22,735)
Dividends to stockholders	(5,554)	(5,348)	(5,142)
Net cash used for financing activities	(62,361)	(36,286)	(86,822)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(116,038)	84,234	5,542
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	153,083	68,849	63,307
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$37,045	$153,083	$68,849

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
(Decrease) increase in lease rentals assigned to lenders and
related non-recourse debt	$(713)	$(714)	$(713)
Estimated residual values recorded on leases	$(716)	$(229)	$(216)
Interest paid on deposits and borrowed funds	$43	$395	$1,638
Income taxes paid	$7,267	$2,720	$1,696
Transfers from loans held for investment to loans held-for-sale	$-	$14,599	$50,220
Addition to ROU assets from new operating lease liabilities	$336	$-	$-
Remaining bank equity capital at sale closing	$12,524	$-	$-

*         For periods prior to February 26, 2021, financial statements represent the consolidation of California First National Bancorp and subsidiaries, California First National Bank and California First Leasing.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies:

Nature of Operations

Effective February 26, 2021, California First National Bancorp, a California corporation (“Bancorp”) completed the sale of the stock in California First National Bank (“Bank”) while retaining all leases and loans. Following the sale, a bank holding company structure was no longer required and Bancorp merged its wholly-owned subsidiary, California First Leasing Corporation, into Bancorp and changed its name to California First Leasing Corporation (“CalFirstLease” or the “Company”).   For periods prior to February 26, 2021, financial statements represent the consolidation of Bancorp with Bank and California First Leasing.

The Company leases and finances capital assets from one central location to businesses and other commercial or non-profit organizations throughout the United States, while its UniversityLease business focuses on the needs of colleges and universities. The credit portfolio is diversified geographically and across industries. The Company also actively invests retained earnings in equity securities.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Critical accounting estimates particularly susceptible to change include the allowance for credit losses, residual values and taxes.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in demand deposit accounts in banks and money market accounts, all of which have initial maturities of less than ninety days.  The Company had cash in interest-bearing accounts of $36.6 million and $153.2 million at June 30, 2021 and 2020, respectively,  with $36.5 million at June 30, 2021 not subject to FDIC insurance.

Equity Securities

The Company carries all of the investments in equity securities at fair value and records the subsequent changes in fair values in the Statement of Operations as a component of equity securities gains and losses.

Leases-

     Capital Leases

New lease transactions are generally structured as direct financing leases that are non-cancelable "net" leases, contain "hell-or-high-water" provisions under which the lessee must make all lease payments regardless of any defects in the property, and which require the lessee to maintain, service and insure the property against casualty loss and pay all property, sales and other taxes.   The re-lease of property that has come off lease may be accounted for as a sales-type lease or as an operating lease, depending on the terms of the re-lease.  Leased property that comes off lease and is re-marketed through a sale to the lessee or a third party is accounted for as sale of leased property.

For leases that qualify as direct financing leases, the aggregate lease payments receivable and estimated residual value, if any, are recorded net of unearned income as net investment in leases.  The unearned income is recognized as direct finance income on an internal rate of return method calculated to achieve a level yield on the Company’s investment over the lease term.  There are no costs or expenses related to direct financing leases since lease income is recorded on a net basis.

For leases that qualify as sales-type leases, the Company recognizes profit or loss at lease inception to the extent the fair value of the property leased differs from the Company's carrying value.  The difference between the discounted value of the aggregate lease payments receivable and the property cost, less the discounted value of the residual, if any, and any initial direct costs is recorded as sales-type lease income.  For balance sheet purposes, the aggregate lease payments receivable and estimated residual value, if any, are recorded net of unearned income as net investment in leases.  Unearned income is recognized as direct finance income over the lease term on an internal rate of return method.

The residual value is an estimate for accounting purposes of the fair value of the lease property at lease termination.  The estimates are reviewed periodically to ensure reasonableness, however, the amounts the Company may ultimately realize could differ from the estimated amounts.

In some instances, the Company assigns on a nonrecourse basis or participates out the lease payments receivable related to direct financing leases to unaffiliated financial institutions at fixed interest rates. The accounting for the participation or sale of lease receivables is governed by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 860 Transfer and Servicing, which establishes a framework for determining which transactions should be treated as a sale of the financial asset by the Company or a secured borrowing through retention of the lease as an asset and reporting of non-recourse debt.  For lease receivables accounted for as a sale, the Company derecognizes the lease receivable and the unearned income related to the lease is recognized as a gain from the sale of lease receivable in the period in which the lease receivable has been sold. For lease receivables accounted for as a secured borrowing, the minimum lease payments receivable is re-categorized on the balance sheet as discounted lease rentals assigned to lenders.  The related obligations resulting from the discounting of the leases are recorded as non-recourse debt.  The unearned income related to the lease is reduced by the interest expense from the non-recourse debt.  In the event of default by a lessee, the participant or lender has a first lien against the underlying leased property with no further recourse against the Company.  If this occurs, the Company may not realize its residual investment in the leased property.

Upon adoption of ASU 2016-02, Leases on July 1, 2019, incremental direct costs directly related to lease origination activity, previously eligible for capitalization, are now expensed.  Prior to such adoption, a portion of the Company's non-interest expenses that would not have been incurred had the lease not been executed were deferred through a reduction to non-interest expense recognized in the period, with the deferred costs amortized over the lease term as a reduction to direct finance income utilizing the effective interest method. ASU 2016-02, Leases has a narrower definition of initial direct costs that may be capitalized and limits the types of direct lease origination costs that are able to be deferred.

     Operating Leases

Lease contracts which do not meet the criteria of capital leases are accounted for as operating leases.  Property on operating leases is recorded at the lower of cost or fair value and depreciated on a straight-line basis over the lease term to the estimated residual value at the termination of the lease.  Most operating leases involve the re-lease of off-lease property for terms of less than 12 months, and the associated cost is the Company’s estimated residual.  Rental income is recorded on a straight-line basis over the lease term.

Loans

Loans are reported at their principal amount outstanding, net of unearned discounts and unamortized nonrefundable fees and direct costs associated with their origination or acquisition.  Interest earned on loans without discounts is credited to income based on loan principal amounts outstanding at appropriate interest rates.  Material origination and other nonrefundable fees net of direct costs and discounts on loans are credited to income over the terms of the loans using a method that approximates an effective yield.

Loans held-for-sale are carried at the lower of cost or fair value as determined by quoted prices, and are reported as level 2 inputs.  Any amount by which cost exceeds fair value is accounted for as a charge against the allowance for credit losses when transferred to held-for-sale and subsequently reflected in the gain or loss when sold.

Allowance for Credit Losses

The allowance for credit losses is an estimate based on management’s judgment applying the principles of ASC Topic 450, “Contingencies,” and ASC Topic 310-35, “Loan Impairment.”  The determination of the adequacy of the allowance is based on an assessment of the inherent loss potential in the lease and loan portfolios given the conditions at the time and are continuously reviewed for adequacy considering levels of past due payments and non-performing assets, customers’ financial condition, leased property values as well as general economic conditions and credit quality indicators.  The need for reserves is subject to future events, which by their nature are uncertain.  Therefore, changes in economic conditions or other events may necessitate additions or deductions to the allowance for credit losses or the residual valuation allowance.  The allowance is maintained at a level believed to be adequate to absorb probable losses inherent in the portfolios.

The allowance for credit losses includes specific and general reserves.  Specific reserves relate to leases and loans that are individually classified as problems or impaired. Leases are individually evaluated for impairment under ASC Topic 450, while loans are evaluated under ASC 310-35, which does not apply to leases.  A lease or loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect amounts due according to the contractual terms. Factors considered in determining impairment include payment status, collateral value and the probability of collecting all amounts when due.  The net book value of each non-performing or problem lease is evaluated to determine whether the carrying value is less than or equal to the expected recovery anticipated to be derived from lease payments, additional collateral or residual realization.  Measurement of impairment of a loan is based on expected future cash flows of the impaired loan, which are to be discounted at the loan’s effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan.  The Company selects the measurement method on a loan-by-loan basis.  The amount estimated as unrecoverable is recognized as a reserve individually identified for the lease or impaired loan.

General reserves are an estimate of probable or inherent losses related to the remaining portfolio. An ongoing review of all leases and loans is conducted, considering recent loss experience, known and inherent risks in the portfolio, levels of delinquencies, adverse situations that may affect customers’ ability to repay, trends in volume and other factors, including regulatory guidance and current and anticipated economic conditions.  This portfolio analysis includes a stratification of the portfolio by the risk classifications and segments and estimation of potential losses based on risk classification or segment.  The composition of the portfolio based on risk ratings is monitored, and changes in the overall risk profile of the portfolio are also factored into the evaluation of inherent risks.  Based on the foregoing, an estimated inherent loss not based directly on specific problem assets is recorded as a collective allowance.  Lease receivables and loans are charged off when they are deemed completely uncollectible. Subsequent recoveries, if any, are credited to the allowance.

Property Acquired for Transactions-in-process

Property acquired for transactions-in-process represents partial deliveries of property which the lessee has accepted on in-process lease transactions.  Such amounts are stated at cost, net of any lessee payments related to the property.  Income is not recognized while a transaction is in process and prior to the commencement of the lease.  At lease commencement, any pre-commencement payments are included in minimum lease payments receivable and the unearned income is recognized as direct finance income over the lease term.

Income Taxes

Income tax expense is the total of the current year income tax due and the change in deferred tax assets and liabilities. The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is established if it is “more likely than not” that all or a portion of the deferred tax asset will not be realized. The tax effects of an uncertain tax position can be recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities.

Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of unrealized gains and losses on available-for-sale securities.

Earnings Per Share

Basic net income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding.  The Company has had no stock options outstanding since December 2017.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.  ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration.  ASU 2016-13 will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company continues to evaluate the extent of the potential impact of ASU 2016-13 on its financial statements.

Subsequent events

The Company has evaluated subsequent events for recognition and disclosure through September 21, 2021, which is the date the financial statements were available to be issued.

Reclassifications

Certain reclassifications have been made to the fiscal 2020 financial statements to conform to the presentation of the fiscal 2021 financial statements.

Note 2 – Sale of Bank

On February 26, 2021, Bancorp completed the sale of the stock of California First National Bank to DMG Bancshares, Inc. (“DMG”).  Pursuant to the terms of the sale agreement, 1) DMG paid a purchase price equal to the Bank’s equity capital ($12.6 million on February 26, 2021) plus $2.5 million, and 2) the leasing business and lease portfolio of Bank were transferred to CalFirstLease. The Company also retained certain assets and liabilities related to the lease business. The Company recognized a gain of $2.34 million on the sale of the stock of the Bank to DMG.

Prior to completing the sale of the Bank, in January 2021 the Bank distributed its lease portfolio as a dividend recorded as a reduction in the Company’s investment in the Bank based on the net value of the investment in leases of $47.3 million. In accordance with Internal Revenue Code (IRC) Section 311, the difference in the fair value relative to the tax basis is recognized by the Company as an ordinary gain for tax purposes.  On a prospective basis, CalFirstLease receives a step-up in tax-basis that will be amortized as a reduction to future taxable income over five years or the remaining life of each lease. The fair value attributed to the leases transferred was based on assumptions and other information compiled by management that utilized established valuation techniques. The taxable gain was estimated to be $15.0 million and increased taxes due in fiscal 2021 by $4.2 million.

Management determined that the sale of the Bank did not meet the criteria to be classified as discontinued operations.

The following table summarizes the effects of the sale of the Bank on the consolidated Balance Sheet at February 26, 2021:

		Eliminating	CalFirst
Assets	Bancorp	Entries	Leasing
Cash and due from banks	$126,642	$(44,310)	$82,332
Investment securities	1,650	(1,650)	-
Equity investments	102,423	-	102,423
Lease transactions in process	643	-	643
Net Investment in Leases	43,673	-	43,673
Commercial loans	3,698	-	3,698

Other assets	2,961	(73)	2,888
Total Assets	$281,690	$(46,033)	$235,658

Liabilities
Demand and time deposits	$48,521	$(48,521)	$-
Deferred taxes	8,786	715	9,501
Non-recourse debt	1,466	-	1,466
Other liabilities	2,369	(12)	2,358
Total Liabilities	$61,143	$(47,818)	$13,325

Total Stockholders' Equity	220,548	1,785	222,333
Total Liabilities & Stockholders	$281,690	$(46,033)	$235,658

Note 3 – Investments

The investment portfolio at June 30, 2020 only included holdings of the Bank that were transferred with the sale of the Bank.  Investments carried at cost at June 30, 2020 were as follows:

	June 30, 2020
(in thousands)	Carrying Cost	Fair Value
Federal Reserve Bank Stock	$1,955	$1,955
Federal Home Loan Bank Stock	44	44
Mortgage-backed investment	103	114
	$2,102	$2,113

Note 4 – Equity Securities:

Investments in equity securities as of June 30, 2021 and 2020 consist of holdings of public companies with readily available market values and are carried at fair value.  Gains and losses arising from changes in the fair values of equity securities based on stock prices on the last day of the fiscal period are recorded as part of non-interest income.

The Company’s equity portfolio based on the primary industry sector is summarized in the table below.

(in thousands)		Unrealized
	Cost Basis	Gains	(Losses)	FMV
as of June 30, 2021
Commercial / Industrial	$53,950	$15,661	$(435)	$69,176
Consumer	39,576	3,038	(16)	42,598
Financial	10,966	4,552	-	15,518
Healthcare	26,888	5,945	-	32,833
	$131,380	$29,196	$(451)	$160,125

as of June 30, 2020
Commercial / Industrial	$21,238	$1,136	$(4,444)	$17,930
Consumer	13,218	235	(1,798)	11,655
Financial	15,534	90	(4,194)	11,430
Healthcare	9,265	1,391	(332)	10,324
Total equity securities	$59,255	$2,852	$(10,768)	$51,339

Note 5 – Leases:

The Company’s lease income consists of the following:

	June 30,
	2021	2020
	(in thousands)
Rental income on operating leases	$622	$1,910
Interest income - sales type and direct financing leases	3,737	6,215
Total lease income	$4,359	$8,125

The Company's net investment in leases consists of the following:

	June 30,
	2021	2020
	(in thousands)
Minimum lease payments receivable	$36,417	$50,568
Estimated residual value	2,798	2,453
Less unearned income	(3,178)	(3,748)
Net investment in leases before allowances	36,037	49,273
Less allowance for lease losses	(575)	(832)
Less valuation allowance for estimated residual value	(10)	(25)
Net investment in leases	$35,452	$48,416

The minimum lease payments receivable and estimated residual value are discounted using the internal rate of return method related to each specific lease.

At June 30, 2021, a summary of the installments due on minimum lease payments receivable, and the expected maturity of the Company's estimated residual value are as follows:

	Lease	Estimated
Years ending June 30,	Receivable	Residual Value	Total
	(in thousands)
2022	$20,070	$755	$20,825
2023	10,169	873	11,042
2024	4,049	1,108	5,157
2025	1,663	62	1,725
2026	466	-	466
	36,417	2,798	39,215
Less unearned income	(2,834)	(344)	(3,178)
Less allowances	(575)	(10)	(585)
	$33,008	$2,444	$35,452

Contractual rental obligations on operating leases due after June 30, 2021 extend for only 90 days from such date and aggregate to $81,000.

Non-recourse debt, which relates to the discounting of lease receivables, bears interest at rates from 4.68% to 4.70%.  Maturities of such obligations at June 30, 2021 are as follows:

Non-recourse
Years ending June 30,	Debt
(in thousands)
2022	$673
2023	493
Total non-recourse debt	1,166
Deferred interest expense	62
Discounted lease rentals assigned to lenders	$1,228

Deferred interest expense of $62,000 at June 30, 2021 will be amortized against direct finance income related to the Company's discounted lease rentals assigned to lenders of $1.2 million using the effective yield method over the applicable lease term.

Note 6 – Commercial Loans:

The Company’s investment in commercial loans consists of the following:

	June 30,
(in thousands)	2021	2020
Commercial real estate loans	$3,332	$3,607
Commercial term loan participations	323	-
Total commercial loans	3,655	3,607
Less unearned income and discounts	(42)	-
Less allowance for loan losses	(35)	(61)
Net commercial loans	$3,578	$3,546

Note 7 – Allowance for Credit Losses:

The allowance for credit losses includes amounts to cover losses related to the net investment in leases, commercial loans, and transactions-in-process.  A summary of the allocation of the allowance for credit losses and selected statistics is as follows:

	June 30,
(dollars in thousands)	2021	2020
Allowance for credit losses at beginning of year	$918	$1,504
Charge-off of leases	-	(3)
Loans transferred to held-for-sale	-	(17)
Recovery of lease amounts previously written off	-	16
Provision (release) of reserves for credit losses	(298)	(582)
Allowance for credit losses at end of year	$620	$918
Allowance for credit losses as percent of net
investment in leases and loans before allowances	1.56%	1.74%

Net recoveries (charge-offs) as percent of average leases and loans	0.00%	(0.01)%

Note 8 – Credit Quality of Financing Receivables:

The following tables provide information related to “financing receivables” as defined under Topic 310, Receivables.   “Financing receivables” include direct finance and sales-type leases and all commercial loans, but does not include operating leases and transactions in process.

The portfolio is disaggregated into two segments of leases and loans and four classes: 1) commercial leases, 2) education, government and non-profit leases, 3) commercial and industrial loans and 4) commercial real estate loans.  Relevant risk characteristics for establishing these portfolio classes generally include the nature of the borrower, structure of the transaction and collateral type. The Company’s credit process includes a policy of classifying all leases and loans in accordance with a classification system consistent with regulatory models under which leases and loans may be rated as “pass”, “special mention”, “substandard”, or “doubtful”. These risk categories reflect an assessment of the ability of the borrowers to service their obligation based on current financial position, historical payment experience, and collateral adequacy, among other factors.

The Company uses the following definitions for risk ratings:

  Pass – Includes credits of the highest quality as well as credits with positive primary repayment source but one or more characteristics that are of higher than average risk.

  Special Mention – Have a potential weakness that if left uncorrected may result in deterioration of the repayment prospects for the lease or loan or of the Company’s credit position at some future date.

  Substandard – Are inadequately protected by the paying capacity of the obligor or of the collateral, if any. Substandard credits have a well-defined weakness that jeopardize the liquidation of the debt or indicate the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – Based on current information and events, collection of all amounts due according to the contractual terms of the lease or loan agreement is considered highly questionable and improbable.

The risk classification of financing receivables by portfolio class is as follows:

		Education
		Government	Commercial	Commercial	Total
(in thousands)	Commercial	Non-profit	& Industrial	Real Estate	Financing
	Leases	Leases	Loans	Loans	Receivable
As of June 30, 2021:
Pass	$19,250	$15,152	$281	$3,332	$38,015
Special Mention	230	-	-	-	230
Substandard	1,223	182	-	-	1,405
Doubtful	-	-	-	-	-
	$20,703	$15,334	$281	$3,332	$39,650
Non-accrual	$-	$-	$-	$-	$-

As of June 30, 2020:
Pass	$27,038	$17,456	$-	$3,607	$48,101
Special Mention	3,312	1,298	-	-	4,610
Substandard	-	169	-	-	169
Doubtful	-	-	-	-	-
	$30,350	$18,923	$-	$3,607	$52,880
Non-accrual	$-	$-	$-	$-	$-

The accrual of interest income on leases and loans will be discontinued when the customer becomes ninety days or more past due on its lease or loan payments with the Company, unless the Company believes the investment is otherwise recoverable.  Leases and loans may be placed on non-accrual earlier if the Company has significant doubt about the ability of the customer to meet its lease or loan obligations, as evidenced by consistent delinquency, deterioration in the customer’s financial condition or other relevant factors. Payments received while on non-accrual are applied to reduce the Company’s recorded value.

The following table presents the aging of the financing receivables by portfolio class:

		Greater			Total	Over 90
(in thousands)	31-89	Than	Total		Financing	Days &
	Days	90 Days	Past Due	Current	Receivable	Accruing
As of June 30, 2021:
Commercial Leases	$-	$-	$-	$20,703	$20,703	$-
Education, Government, Non-profit Leases	-	-	-	15,334	15,334	-
Commercial and Industrial Loans	-	-	-	281	281	-
Commercial Real Estate Loans	-	-	-	3,332	3,332	-
	$-	$-	$-	$39,650	$39,650	$-
As of June 30, 2020:
Commercial Leases	$-	$-	$-	$30,350	$30,350	$-
Education, Government, Non-profit Leases	-	-	-	18,923	18,923	-
Commercial and Industrial Loans	-	-	-	-	-	-
Commercial Real Estate Loans	-	-	-	3,607	3,607	-
	$-	$-	$-	$52,880	$52,880	$-

The following table presents the allowance balances and activity in the allowance related to financing receivables, along with the recorded investment and allowance determined based on impairment method as of June 30, 2021 and 2020:

		Education
(in thousands)		Government	Commercial	Commercial	Total
	Commercial	Non-profit	& Industrial	Real Estate	Financing
As of June 30, 2021:	Leases	Leases	Loans	Loans	Receivable
Allowance for lease and loan losses
Balance beginning of period	$638	$219	$-	$61	$918
Charge-offs	-	-	-	-	-
Transfer of loans to held-for-sale	-	-	-	-	-
Recoveries	-	-	-	-	-
Provision	(190)	(82)	5	(31)	(298)
Balance end of period	$448	$137	$5	$30	$620

Individually evaluated for impairment	$134	$19	$-	$-	$153
Collectively evaluated for impairment	314	118	5	30	467
Total ending allowance balance	$448	$137	$5	$30	$620

Finance receivables
Individually evaluated for impairment	$1,453	$182	$-	$-	$1,635
Collectively evaluated for impairment	19,250	15,152	281	3,332	38,015
Total ending finance receivable balance	$20,703	$15,334	$281	$3,332	$39,650

As of June 30, 2020:
Allowance for lease and loan losses
Balance beginning of period	$872	$242	$329	$61	$1,504
Charge-offs	-	(3)	-	-	(3)
Transfer of loans to held-for-sale	-	-	(17)	-	(17)
Recoveries	16	-	-	-	16
Provision	(250)	(20)	(312)	-	(582)
Balance end of period	$638	$219	$-	$61	$918

Individually evaluated for impairment	$133	$92	$-	$-	$225
Collectively evaluated for impairment	505	127	-	61	693
Total ending allowance balance	$638	$219	$-	$61	$918

Finance receivables
Individually evaluated for impairment	$3,331	$2,075	$-	$-	$5,406
Collectively evaluated for impairment	27,019	16,848	-	3,607	47,474
Total ending finance receivable balance	$30,350	$18,923	$-	$3,607	$52,880

Note 9 – Office Lease Obligations

The Company accounts for its leases in accordance with ASC 842 which was implemented on July 1, 2019 and requires the Company to recognize lease arrangements as right-of-use ("ROU") assets and operating lease liabilities based on the present value of lease payments over the lease terms discounted at the Company’s incremental borrowing rate. Lease expense is recognized on a straight-line basis over the lease term, with lease and non-lease components as a single lease component.

During fiscal 2021, the Company entered into an operating lease with an unrelated party for its current 4,098 square foot corporate office in Newport Beach that commenced February 1, 2021 for a term of 40 months ending in July 2024. In conjunction with the sale of the Bank in February 2021, the Company sublet its prior office space to DMG who is fully obligated for all remaining lease obligations through August 2022.  The new lease for current space was recorded as a ROU asset of $335,800 and a related lease liability of $540,800 based on discount rate of 2.82%. The sublet is recorded using the net presentation approach to offset rental expense with the rental income received. As of June 30, 2021, ROU assets of $509,900 and related lease liabilities of $701,300 are recorded on the balance sheet as part of other assets and accrued liabilities, respectively.

The future undiscounted lease payments due are as follows:

Year ending June 30,	(in thousands)
2022	$352
2023	195
2024	168
2025	14
729
Less: Imputed interest	(28)
Present value of future minimum payments	$701

Rent expense was $177,400 (2021) and $227,400 (2020) and rental income in 2021 was $62,300.

Note 10 – Deposits:

All deposit accounts and balances at June 30, 2020 were held at the  Bank and were transferred to the buyer of the stock of the Bank as of February 26, 2021.  The composition of deposits at June 30, 2020 was as follows:

	June 30, 2020
	(dollars in thousands)
Non-interest-bearing deposits
Demand deposits	$1,188	2.1%

Interest-bearing deposits
Demand	9,197	16.2%
Savings and money market	24,163	42.5%
Time certificates of deposits	22,259	39.2%
Total Deposits	$56,807	100.0%

Note 11 – Fair Value Measurement:

ASC Topic 820: “Fair Value Measurements and Disclosures” defines fair value as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.  ASC Topic 820 establishes a three-tiered value hierarchy that prioritizes inputs based on the extent to which inputs used are observable in the market and requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs.  If a value is based on inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.  The three levels of inputs are defined as follows:

•       Level 1 - Valuation is based upon unadjusted quoted prices for identical instruments traded in active markets;

•       Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market;

•       Level 3 - Valuation is generated from model-based techniques that use inputs not observable in the market and based on the entity’s own judgment.  Level 3 valuation techniques could include the use of option pricing models, discounted cash flow models and similar techniques, and rely on assumptions that market participants would use in pricing the asset or liability.

ASC 820 applies whenever other accounting pronouncements require presentation of fair value measurements, but does not change existing guidance as to whether or not an instrument is carried at fair value.  As such, ASC 820 does not apply to the Company’s investment in leases.  The Company’s financial assets measured at fair value on a recurring basis are primarily equity securities and mutual fund investments and at June 30, 2021 there were no liabilities subject to ASC 820.

The Company classifies financial assets and liabilities within the fair value hierarchy based on the availability of observable market information. Equity and the mutual fund investment generally are reported at fair value utilizing Level 1 inputs by reference to the market closing or last trade price. In the unlikely event that no trade occurred on the applicable date, an indicative bid or the last trade most proximate to the applicable date would be used (Level 2 input). Changes in markets, economic conditions or the Company valuation model may require the transfer of financial instruments from one level to another. Such transfer, if any, would be recorded at the fair value as of the beginning of the period in which the transfer occurred. The Company has had no transfers in fiscal 2021 and 2020.

The following table summarizes the Company’s assets, which are measured at fair value on a recurring basis as of June 30, 2021 and 2020:

		Quoted Price in		Significant
		Active Markets for	Significant Other	Unobservable
	Total	Identical Assets	Observable Inputs	Inputs
Description of Assets	Fair Value	(Level 1)	(Level 2)	(Level 3)
	(in thousands)
As of June 30, 2021
Equity securities	$155,939	$155,939	$-	$-
Investment funds	4,186	4,186
	$160,125	160,125	$-	$-

As of June 30, 2020
Equity securities	$50,034	$50,034	$-	$-
Investment fund	1,305	1,305	-	-
	$51,339	$51,339	$-	$-

Certain financial assets, such as collateral dependent impaired loans or returned assets are measured at fair value on a nonrecurring basis; that is, the assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances.

Note 12 – Fair Value of Financial Instruments:

In accordance with ASC 825-50, the following table summarizes the estimated fair value of financial instruments as of June 30, 2021 and June 30, 2020, and includes financial instruments that are not accounted for or carried at fair value. Certain financial instruments, including all lease related assets and liabilities and all non-financial instruments are excluded from fair value disclosure requirements. These fair value estimates are based on relevant market information and data, however, given there are no active market or observable market transactions for certain financial instruments, the Company has made estimates of fair values which are subjective in nature, involve uncertainties and matters of significant judgment and cannot be determined with precision.  Changes in assumptions could significantly affect the estimated values.

For cash and cash equivalents and demand and savings deposits, because of their short-term nature, the carrying amounts approximate the fair value and are classified as Level 1 in the fair value hierarchy.  Values for equity and investment funds are determined as set forth in Note 4 and 11.  For loans, the estimated fair value is calculated based on discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality and are classified as Level 3 in the fair value hierarchy.  Loan fair values are based on an exit value and have been adjusted for credit risk.  The fair value of certificates of deposit were estimated based on discounted cash flows using market rates or interest rates for deposits of similar maturity and are classified as Level 3 in the fair value hierarchy.

The estimated fair values of financial instruments were as follows:

	June 30, 2021		June 30, 2020
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(in thousands)
Financial Assets:
Cash and cash equivalents	$37,045	$37,045	$154,123	$154,123
Equity securities and investment funds	160,125	160,125	51,339	51,339
Investments	-	-	2,102	2,113
Commercial loans	3,578	3,675	3,546	3,722
Financial Liabilities:
Demand and savings deposits	-	-	34,548	34,548
Time certificate of deposits	$-	$-	$22,259	$22,275

Note 13 – Income Taxes:

The Company accounts for its income taxes under ASC 740, “Income Taxes.”  Among other provisions, this standard requires deferred tax balances to be determined using the enacted income tax rate for the years in which taxes will be paid or refunds received.  The Company is subject to U.S. Federal income tax as well as multiple state and local jurisdictions as a result of doing business in most states.

The provision for income taxes is summarized as follows:

	June 30,
	2021	2020	2019
	(in thousands)
Current tax (benefit) expense:
Federal	$3,805	$2,072	$2,656
State	1,172	968	1,080
	4,977	3,040	3,736
Deferred tax (benefit) expense:
Federal	5,926	(2,130)	(1,190)
State	2,140	(989)	(513)
Tax valuation allowance	(2,152)	2,152	-
	2,173	(967)	(1,703)
Total income tax provision	$10,891	$2,073	$2,033

At June 30, 2021 and 2020, income taxes receivable balances were $2,857,000 and $376,000 respectively.

Deferred taxes result principally from the method of recording lease income on capital leases and depreciation methods for tax reporting, which differ from financial statement reporting, and the inclusion of unrealized gains and losses on securities in operating income that are not currently taxable or deductible.  Deferred income tax liabilities (assets) are comprised of the following:

	June 30,
	2021	2020
	(in thousands)
Deferred income tax liabilities:
Tax operating leases	$5,107	$3,721
Deferred selling expenses	-	41
Depreciation	-	180
Equity securities	8,015	-
Total liabilities	13,122	3,942

Deferred income tax assets:
Depreciation	(3,362)	-
Other investments	-	(2,410)
Allowances and reserves	(230)	(291)
State income taxes	(221)	(188)
Total assets	(3,813)	(2,889)

Tax valuation allowance	-	2,152
Net deferred income tax liabilities	$9,309	$3,205

The tax valuation allowance of $2.15 million as of June 30, 2020 offset tax benefits estimated on unrealized losses on equity securities as future appreciation of the equity portfolio required to realize future capital gains and the tax benefit could not be assured.

The differences between the federal statutory income tax rate and the Company's effective tax rate are as follows:

	Years Ended June 30,
	2021	2020	2019
Federal statutory rate	21.00%	21.00%	21.00%
State tax, net of Federal benefit	7.31	7.05	7.20
Incremental adjustments due to Tax Act	-	-	(5.49)
Dividends received deduction	(0.60)	88.88	(1.72)
Other adjustments and tax-exempt leases	(0.03)	(89.74)	0.72
Tax valuation allowance	(4.57)	(742.07)	-
Effective rate	23.11%	(714.88)%	21.71%

At June 30, 2021, the liability for uncertain tax positions and unrecognized tax benefits of $311,000 reflects additional state tax liability relating to apportionment fluctuations, all of which, if recognized would affect the effective tax rate.  The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including additions related to current year provisions, the expiration of the statute of limitation for open tax years, the status of examinations and changes in management judgment.  The Company’s policy is to include interest and penalties related to unrecognized tax benefits in income tax expense.  As of June 30, 2021, accrued penalties and interest on unrecognized tax benefits are estimated to be $55,000.

The following table sets forth the change in unrecognized tax benefits:

	Years ended June 30,
	2021	2020
	(in thousands)
Balance, beginning of period	$311	$311
Increase for tax positions in current year	38	43
Decrease for tax positions taken in prior years	(36)	(44)
(Decrease) Increase for interest and penalties	(2)	1
Balance, end of period	$311	$311

The Company’s Federal tax returns remain subject to examination from 2018 forward, while state income tax returns are generally open from 2017 forward, and vary by individual state statute of limitation. The Company believes that its accrual for income taxes is adequate for adjustments, if any, which may result from these examinations.

At June 30, 2021, there were no material changes to the liability for uncertain tax positions and unrecognized tax benefits.  The amount of unrecognized tax benefits may increase or decrease in the future for various reasons; including additions related to current year tax provisions, the expiration of the statute of limitations on open tax years, the status of examinations and changes in management judgment.

Note 14 – Capital Structure and Stock-based Compensation:

At June 30, 2021, the Company has 20,000,000 authorized shares of common stock and is authorized to issue 2,500,000 shares of preferred stock in one or more series, fix the voting powers, designations, preferences and the relative participation, optional or other rights, if any, of any wholly unissued series of preferred stock.

In November 1995, the Company’s stockholders approved the 1995 Equity Participation Plan (the “1995 Plan”).  The 1995 Plan provides for the granting of options, restricted stock and stock appreciation rights (“SARs”) to key employees, directors and consultants of the Company.  Under the 1995 Plan, the maximum number of shares of common stock that can be issued increases by an amount equal to 1% of the total number of issued and outstanding shares of common stock as of June 30 of each fiscal year.  Shares available for issuance for the years ending June 30, 2021 and 2020 are 2,739,672 and 2,636,831, respectively.

There have been no option grants awarded since fiscal 2013, and at June 30, 2021 there were no options outstanding or exercisable and no stock-based compensation expense was recognized in the year ended June 30, 2021.

Note 15 – Regulatory Capital:

On February 26, 2021, Bancorp sold  the stock owned in the Bank to DMG. Bancorp‘s capital investment in the Bank of $57.4 million at June 30, 2020 was recovered through 1) a distribution received on January 1, 2021 consisting of 100% of the Bank’s lease portfolio valued at $47.3 million; and 2) a $15.2 million payment on February 26 from DMG to purchase the capital stock.

During the year ended June 30, 2020, the Bank paid total dividends of $15.0 million to Bancorp that were in excess of net retained earnings and represented a return of capital. The following table presents capital and capital ratio information for the Bank as of June 30, 2020.  The Bank exceeded regulatory capital requirements and was considered “well-capitalized” under guidelines established by federal regulators.

	Actual
	Amount	Ratio
June 30, 2020	(dollars in thousands)

California First National Bank
Common equity Tier 1 capital	$57,388	90.72%
Tier 1 risk-based capital	$57,388	90.72%
Total risk-based capital	$58,180	91.97%
Tier 1 leverage capital	$57,388	48.13%

Note 16 – Commitments and Contingencies:

The Company has commitments to extend credit provided there is no violation of any condition in the terms of the approval or agreement.  At June 30, 2021 and 2020, the Company had unfunded lease commitments of $3.6 million and $16.5 million, respectively.

Litigation

From time to time, the Company is party to legal actions and administrative proceedings and subject to various claims arising out of the Company’s normal business activities.  Management does not expect the outcome of any of these matters, individually and in the aggregate, to have a material adverse effect on the financial condition and results of operations of the Company.

401(k) Plan

Employees of the Company may participate in a voluntary defined contribution plan (the "401K Plan") qualified under Section 401(k) of the Internal Revenue Code of 1986. Under the 401K Plan, employees who have met certain age and service requirements may contribute up to a certain percentage of their compensation.  The Company has made contributions of $22,800 (2021) and $38,700 (2020).

Note 17 – Selected Quarterly Financial Data (Unaudited):

Summarized quarterly financial data for the fiscal years ended June 30, 2021 and 2020 is as follows:

	Three Months Ended
	September 30,	December 31,	March 31,	June 30,
	(dollars in thousands, except per share amounts)
2021
Total interest and dividend income	$1,366	$1,729	$1,958	$1,650
Net interest income after provision for credit losses	1,245	1,867	2,075	1,775
Non-interest income	1,906	17,183	17,808	7,497
Net earnings (loss)	$1,438	$15,091	$13,389	$6,313

Basic earnings (loss) per common share	$0.14	$1.47	$1.30	$0.61
Dividends declared per common share	$-	$0.54	$-	$-

2020
Total interest and dividend income	$2,968	$2,677	$2,596	$1,710
Net interest income after provision for credit losses	2,798	2,968	2,382	2,011
Non-interest income	2,760	9,965	(31,563)	13,624
Net earnings (loss)	$2,981	$8,479	$(27,556)	$13,734

Basic earnings (loss) per common share	$0.29	$0.82	$(2.68)	$1.34
Dividends declared per common share	$-	$0.52	$-	$-

PART C:  OTHER INFORMATION

ITEM 25.  FINANCIAL STATEMENTS AND EXHIBITS

(2)                           Exhibits:

Exhibit #	Description of Exhibit	Page No.
a.1

Certificate of Merger of California First Leasing Corporation into California First National Bancorp and name change to California First Leasing Corporation as of February 16, 2021 (filed herewith).

http://www.sec.gov/Archives/edgar/data/803016/000080301622000016/ex992bbylaws.htm

a.2

Amended and Restated Articles of Incorporation of California First Leasing Corporation dated February 16, 2021 (filed herewith)

http://www.sec.gov/Archives/edgar/data/803016/000080301622000016/ex992a2articles.htm

b.	Amended and Restated Bylaws of California First Leasing Corporation dated May 10, 2022 (filed herewith) http://www.sec.gov/Archives/edgar/data/803016/000080301622000016/ex992bbylaws.htm

j.	Form of Custody Agreement (to be filed by amendment)
r.	California First Leasing Corporate Governance Guidelines and Code of Ethics (filed herewith) http://www.sec.gov/Archives/edgar/data/803016/000080301622000016/ex992rcoethics.htm

Item 26. Marketing Arrangements

               None

Item 27. Other Expenses of Issuance and Distribution

               Not applicable

Item 28. Persons Controlled by or Under Common Control

               None

Item 29. Number of Holders of Securities as of April 30, 2022

Title of Class	Number of Record Holders
Common Stock	12

Item 30. Indemnification

The Company's Articles of Incorporation contain a provision which eliminates the liability of directors for monetary damages to the fullest extent permissible under California law. The General Corporation Law of California (the "Law") (i) eliminates the liability of directors for monetary damages in an action brought by the Company or by a shareholder in the right of the Company for breach of a director's duties to the Company and its shareholders and (ii) authorizes the Company to indemnify directors and officers for monetary damages for all acts or omissions committed by them in their respective capacities; provided, however, that liability is not limited nor may indemnification be provided for (a) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (b) acts or omissions that a director or officer believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director or officer seeking indemnification, (c) any transaction from which a director or officer derives an improper personal benefit, (d) acts or omissions that show a reckless disregard for the director's or officer's duty to the Company or its shareholders in circumstances in which such person was aware, or should have been aware, in the ordinary course of performing their duties, of a risk of serious injury to the Company or its shareholders, (e) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's or officer's duty to the Company or its shareholders, and (f) liabilities arising under Section 310 (contracts in which a director has material financial interest) and 316 (certain unlawful dividends, distributions, loans and guarantees) of the Law. In addition, the Company may not indemnify directors or officers in circumstances in which indemnification is expressly prohibited by Section 317 of the Law or the 1940 Act (i.e., no indemnification for willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office).

          The Bylaws of the Company provide that protection for directors and officers must be provided to the fullest extent permitted by the Law subject to the 1940 Act (i.e., no indemnification for willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office),

          The Company has purchased insurance policies which pay, on behalf of any of its directors or officers, any loss arising out of any claim or claims made against them by reason of any wrongful act taken, omitted or attempted by them, in their capacity as such, including, among other things, any misleading statement or omission or any other matter claimed against them solely by reason of being a director or officer.

Item 31. Business and Other Connections of Investment Advisor.

               Not applicable.

Item 32. Location of Accounts and Records.

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

1)       California First Leasing Corporation, 5000 Birch Street, Suite 500, Newport Beach, CA 92660;

2)       Custody of securities, Wells Fargo Clearing Services, LLC (“WFCS”), 1 North Jefferson, St. Louis, MO, 63103

3)       The transfer agent, Computershare, LLC, 462 South 4th Street, Suite 1600, Louisville, KY 40202.

Item 33. Management Services

               Not Applicable.

Item 34. Undertakings

1)       Not applicable

2)       Not applicable

3)       Not applicable

4)       Not applicable

5)       Not applicable

6)       Not applicable

7)       The Company undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Memorandum or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, and the State of California  on the 20th day of July, 2022.

                                                                                                CALIFORNIA FIRST LEASING CORPORATION

By:	/s/ Patrick E. Paddon
Name: Patrick E. Paddon Title: Chairman and Chief Executive Officer